  As filed with the Securities and Exchange Commission on October 2, 1996

                                                      Registration No. 333-10905

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                        POST-EFFECTIVE AMMENDMENT NO. 1
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             CHENIERE ENERGY, INC.
            (Exact name of registrant as specified in its charter)


           DELAWARE                                   1382                          95-4352386
(State or other jurisdiction                    (Primary Standard                (I.R.S. Employer
of incorporation or organization)    Industrial Classification Code Number)     Identification No.)

                               TWO ALLEN CENTER
                         1200 SMITH STREET, SUITE 1710
                           HOUSTON, TEXAS 77002-4312
                                (713) 659-1361

  (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                              WILLIAM D. FORSTER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CHENIERE ENERGY, INC.
                               TWO ALLEN CENTER
                         1200 SMITH STREET, SUITE 1710
                           HOUSTON TEXAS 77002-4312
                                (713) 659-1361

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

        Copies of all communications, including all communications sent to the agent for service, should be sent to:
                           CAMILLE ABOUSLEIMAN, ESQ.
                               DEWEY BALLANTINE
                          1301 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10019
                                (212) 259-8000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]_________________

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _________________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

PROSPECTUS
                               2,844,211 SHARES

                             CHENIERE ENERGY, INC.
                                 COMMON STOCK
                          (PAR VALUE $.003 PER SHARE)


     This Prospectus relates to 2,844,211 shares of issued and outstanding common stock of Cheniere Energy, Inc., a Delaware corporation (the "Company" or "Cheniere"), par value $.003 per share (the "Common Stock"). The Common Stock was originally issued by Cheniere to certain holders of shares of common stock of Cheniere Energy Operating Co., Inc., a wholly-owned subsidiary of Cheniere, and to an "accredited investor" (as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act")), pursuant to Regulation D promulgated under the Securities Act. See "Description of Capital Stock".
     The Common Stock (ticker symbol "CHEX") is traded on the over-the-counter market and quoted on the OTC Bulletin Board (the "Bulletin Board"). On September 27, 1996, the last reported sale price of the Common Stock on the Bulletin Board was $3.125 per share.

     The Common Stock has been registered for sale by Selling Stockholders (as defined herein) and may be offered by Selling Stockholders from time to time in transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of sale, in each such case, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling shares of the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from Selling Stockholders and/or purchasers of the Common Stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). To the extent required, shares of the Common Stock, the name of the Selling Stockholder, the public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Selling Stockholders" and "Plan of Distribution".

     None of the proceeds from the sale of the Common Stock will be received by the Company. The Company has agreed, among other things, to bear all expenses (other than underwriting discounts and commissions, fees and expenses of investment bankers and brokerage commissions) incurred in connection with the registration and sale of the Common Stock covered by this Prospectus, including, without limitation, all registration, listing and qualification fees, printers and accounting fees and fees and disbursements of counsel to the Company.


      SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT
                       IN THE SECURITIES OFFERED HEREBY.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is October ___,1996

                                    SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

GENERAL

     Cheniere Energy, Inc., a holding company ("Cheniere," together with Cheniere Operating (as defined below), the "Company"), is the owner of 100% of the outstanding common stock of Cheniere Energy Operating Co., Inc. ("Cheniere Operating"). Cheniere Operating is a Houston-based company formed for the purpose of oil and gas exploration and exploitation. The Company is currently involved in a joint exploration program which is engaged in the exploration for oil and natural gas along the Gulf Coast of Louisiana, onshore and in the shallow waters of the Gulf of Mexico. The Company commenced its oil and gas activities through such joint program in April 1996.

     The Company is involved with one major project in the pre-drilling stage. The Company has entered into a joint exploration program pursuant to an Exploration Agreement between the Company and Zydeco Exploration, Inc. ("Zydeco"), an operating subsidiary of Zydeco Energy, Inc. (the "Exploration Agreement"), with regard to a new proprietary 3-D seismic exploration project in southern Louisiana (the "3-D Joint Venture"). The Company has the right to earn up to a 50% participation in the 3-D Joint Venture. The Company believes that the 3-D seismic survey (the "Survey") is the first of its size within the Transition Zone of Louisiana, an area extending a few miles on either side of the Louisiana State coastline. The Survey is to be conducted over certain areas located within a total area of approximately 255 square miles running 5 miles south and generally 3 to 5 miles north of the coastline in the most westerly 28 miles of West Cameron Parish, Louisiana (the "Survey AMI"). The 3-D Joint Venture does not currently have rights to survey the entire Survey AMI and the extent of the Survey AMI which the 3-D Joint Venture will be entitled to survey is dependent upon its ability to obtain survey permits and similar rights. Currently, the 3-D Joint Venture has permits and similar rights to survey approximately 67% of the Survey AMI and is attempting to acquire rights to Survey additional portions of the Survey AMI. There is no assurance that the 3-D Joint Venture will successfully obtain rights to survey additional portions of the Survey AMI. The 3-D Joint Venture will survey specific sections selected by it within the areas covered by such permits and rights. A seismic data acquisition contract has been signed and the 3-D Joint Venture has begun to conduct the survey.

     On July 26, 1996, the Company signed a Letter of Intent with Poseidon Petroleum, LLC ("Poseidon") to purchase Poseidon's 47% working interest in undeveloped reserves in the Bonito Unit of the Pacific Outer Continental Shelf, offshore Santa Barbara County, California (the "Poseidon Interest"). The parties are conducting due diligence and are negotiating a definitive purchase and sale agreement and related documentation. The transactions contemplated in the Letter of Intent may be terminated by either party upon the occurrence of certain events and there can be no assurance that the Company will successfully consummate such transactions. Moreover, if such transactions are consummated, the Company expects that development of the reserves will not occur for at least five years. There can be no assurance that the Company will successfully develop the reserves or that the reserves will yield sufficient quantities of oil and gas to be economically viable.

     The Company has not yet established oil and gas production, nor has it booked proven oil and gas reserves.

BUSINESS STRATEGY

     The Company's objective is to expand the net value of its assets by growing its oil and gas reserves in a cost efficient manner. The Company intends to pursue this objective by following an integrated strategy that includes the following elements:

 .  FOCUS ON FEW PROJECTS WITH LARGE RESERVE POTENTIAL.

   Louisiana Gulf Coast Transition Zone. The Company's current activities are focused within one area, the Transition Zone of Louisiana. The Company believes that the Transition Zone, including the westernmost 28 miles of Louisiana coastline that are within the Survey AMI, has significant remaining undiscovered reserves. The 3-D Joint Venture therefore plans to focus its efforts on certain areas, all located within the Survey AMI. In addition, the substantial infrastructure along the Gulf Coast and in the shallow Gulf of Mexico permits the Company to lower its operating costs compared to those in other geographic regions and facilitates the timely development of oil and gas discoveries. The Company's officers and Zydeco have extensive experience both onshore and offshore in the Gulf Coast and believe the 3-D Joint Venture is well positioned to evaluate, explore and develop properties in the area.

   Offshore California. The Company has signed a Letter of Intent with Poseidon to purchase Poseidon's 47% working interest in undeveloped reserves in the Bonito Unit of the Pacific Outer Continental Shelf, offshore Santa Barbara County, California. An independent reserve report is being prepared to determine an estimate of the volume of undeveloped oil and gas reserves attributable to the Poseidon Interest. The parties are conducting due diligence and are negotiating a definitive purchase and sale agreement and related documentation. The transactions contemplated in the Letter of Intent may be terminated by either party upon the occurrence of certain events and there can be no assurance that the Company will successfully consummate the transactions contemplated by the Letter of Intent with Poseidon. Moreover, if such transactions are consummated, the Company expects that development of the reserves will not occur for at least five years. There can be no assurance that the Company will successfully develop the reserves or that the reserves will yield sufficient quantities of oil and gas to be economically viable.

 . MAINTAIN A SIGNIFICANT WORKING INTEREST IN EACH PROJECT. The Company has the right to earn up to a 50% participation in the 3-D Joint Venture. Under the terms of the Exploration Agreement, the Company must timely meet its payment obligations to the 3-D Joint Venture in order to reach a 50% participation. The Company does not intend to be an operator in the area, but intends to maintain a significant working interest to better leverage its administrative and technical resources and to better influence operator decisions.

 .  UTILIZE THE LATEST EXPLORATION, DEVELOPMENT AND PRODUCTION TECHNOLOGY. The
   Company intends to use the latest technology to enhance the efficiency and economy of its exploration, development and production efforts. These include the use of advanced 3-D seismic acquisition and processing techniques in the Survey AMI.

 . CONTROL OVERHEAD COSTS. The Company plans to maintain a small, but experienced working staff, and to leverage their talents by focusing on a relatively few projects which have high reserve potential in which it can obtain a high working interest, and to employ outside consultants and seek industry partners with the appropriate geographic and technical experience. Currently, the Company has no employees other than its executive officers and one administrative assistant.

                                 RISK FACTORS

     An investment in the common stock, par value $.003 per share, of the Company (the "Common Stock") involves a significant degree of risk. The following factors, together with the information provided elsewhere in this Prospectus, should be considered carefully in evaluating an investment in the Common Stock of the Company.


FACTORS RELATING TO THE COMPANY

   Limited Operating History

     Cheniere Energy, Inc., a holding company ("Cheniere," together with Cheniere Operating (as defined below), the "Company"), is the owner of 100% of the outstanding common stock of Cheniere Energy Operating Co., Inc. ("Cheniere Operating"). The Company has a limited operating history with respect to its oil and gas exploration activities which were commenced through a joint exploration program in April 1996 by Cheniere Operating. Following a reorganization with Bexy Communications, Inc. ("Bexy"), Cheniere Operating became a wholly-owned subsidiary of Cheniere. During the fiscal year ended August 31, 1996, the Company incurred net losses of $286,819. The Company is likely to continue to incur losses during 1997, and possibly beyond, depending on whether it generates sufficient revenue from producing reserves acquired either through acquisitions or drilling activities.

   Limited Assets

     The Company has not yet established oil and gas production, nor has it booked proven oil and gas reserves. Currently, the Company's primary asset is its interest in a joint exploration program pursuant to an Exploration Agreement (the "Exploration Agreement") between the Company and Zydeco Exploration, Inc. ("Zydeco") with regard to a new proprietary 3-D seismic exploration project in Southern Louisiana (the "3-D Joint Venture"). Therefore, the Company is highly dependent on the success of the 3-D Joint Venture and the Company's ability to acquire operating assets in the future. While the Company has signed a Letter of Intent to purchase a working interest in undeveloped reserves in the Bonito Unit of the Pacific Outer Continental Shelf, offshore Santa Barbara County, there is no assurance that the Company will successfully consummate the transactions contemplated by such Letter of Intent. Moreover, if such transactions are consummated, the Company expects that development of the reserves will not occur for at least five years. There can be no assurance that the Company will successfully develop the reserves or that the reserves will yield sufficient quantities of oil and gas to be economically viable. See "Business and Properties."

   Need for Additional Financing

     The Company presently has no operating revenues and does not expect to generate substantial operating revenues in the foreseeable future. It is expected that the Company will need substantial additional capital in order to sustain operations and to timely make required payments to the 3-D Joint Venture and to holders of outstanding promissory notes of the Company. Such additional capital will also be necessary in order for the Company to acquire additional oil and gas leases, producing properties or to drill wells on potential prospects. Additional capital may be secured from a combination of funding sources that may include borrowings from financial institutions, debt offerings (which would increase the leverage of the Company and add to its need for cash to service such debt), additional offerings of the Company's equity securities (which could cause substantial dilution of the Common Stock), or sales of portions of the Company's interest in the 3-D Joint Venture (which would reduce any future revenues from the 3-D Joint Venture). The Company's ability to access additional capital will depend on its results of operations and the status of various capital markets at the time such additional capital is sought. Accordingly, there can be no assurances that capital will be available to the Company from any source or that, if available, it will be on terms acceptable to the Company. Should sufficient additional financing not be available, the Company will be unable to make required payments to the 3-D Joint Venture and/or to holders of outstanding promissory notes of the Company. See "Management Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

   Timeliness of 3-D Joint Venture Payments

     Under the terms of the Exploration Agreement, the Company is required to make monthly payments to the 3-D Joint Venture aggregating, at least, $13 million, $5 million of which has been paid by the Company to date. The Company's potential participation in the 3-D Joint Venture could be significantly reduced in the event of a failure by the Company to make such required monthly payments when due. The Company has in the past failed to make such payments when due. While the Company has in such instances succeeded in obtaining waivers under, and amendments to, the Exploration Agreement extending the due dates for such payments, there can be no assurance that the Company will successfully obtain similar amendments should it fail to timely make required payments to the 3-D Joint Venture in the future. The Company currently does not have sufficient capital to meet its future payment obligations and there can be no assurance that the Company will successfully secure the necessary funds. See "Business and Properties - 3-D Joint Venture Exploration Agreement."

   Potential Acquisition of Working Interest in California Offshore Oil Reserves

     On July 26, 1996 the Company signed a Letter of Intent to purchase a 47% working interest in undeveloped reserves in the Bonito Unit of the Pacific Outer Continental Shelf, offshore Santa Barbara County, California. The parties are currently conducting due diligence and are in the process of negotiating a definitive purchase and sale agreement. The transactions contemplated in the Letter of Intent may be terminated by either party upon the occurrence of certain events and there can be no assurance that the Company will consummate such transactions. Moreover, if such transactions are consummated, the Company expects that development of the reserves will not occur for at least five years. There can be no assurance that the Company will successfully develop the reserves or that the reserves will yield sufficient quantities of oil and gas to be economically viable. See "Business and Properties."



   Lack of Liquidity of the Common Stock

     There is currently limited liquidity in the trading of the Common Stock. The completion of the offering of the Common Stock provides no assurance that the trading market for the Common Stock will become more active. The Company intends to apply for a Nasdaq SmallCap Market listing as soon as is practicable. There can be no assurance that the Company will qualify for such listing.

   Possible Issuance of Additional Shares

     The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 shares of the Common Stock. As of September 27, 1996, approximately 50% of the shares of the Common Stock remained unissued. The Company's Board of Directors has the power to issue any and all of such shares without shareholder approval. It is likely that the Company will issue shares of the Common Stock, among other reasons, in order to raise capital to sustain operations, make required payments to the 3-D Joint Venture and/or to finance future oil and gas exploration projects. In addition, the Company has reserved 309,666 and 2/3 shares of the Common Stock for issuance upon the exercise of outstanding warrants and 319,444 and 2/3 shares of the Common Stock for issuance upon the exercise of outstanding options and has agreed to issue additional warrants to purchase 12,500 shares of the Common Stock. The Company has also agreed to issue 105,000 shares of the Common Stock in exchange for certain outstanding promissory notes of Cheniere Operating (See "Management Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources"). Any issuance of the Common Stock by the Company may result in a reduction in the book value per share or market price per share of the outstanding shares of the Common Stock and will reduce the proportionate ownership and voting power of such shares. See "Description of Capital Stock."

   Dependence on Key Personnel

     The Company is dependent upon its executive officers for its various activities. The Company does not maintain "key person" life insurance policies on any of its personnel nor does it have employment agreements with any of its personnel. The loss of the services of any of these individuals could materially and adversely affect the Company. In addition, the Company's future success will depend in part upon its ability to attract and retain additional qualified personnel. Other than its officers, the Company has only one full-time employee, an administrative assistant.

   Dependence on Industry Partners

     The future success of the 3-D Joint Venture is largely dependent upon the experience and performance of Zydeco. As the Company has few employees and limited operating revenues, the Company will be largely dependent upon industry partners for the success of its oil and gas exploration projects for the foreseeable future.

   Control by Principal Stockholders

     William D. Forster, President and Chief Executive Officer of the Company, and BSR Investments, Ltd. ("BSR"), an entity under the control of a member of the immediate family of Charif Souki, Secretary and a director of the Company, own in the aggregate approximately 54.3% of the outstanding Common Stock. Accordingly, Mr. Forster and BSR will be able to elect all of the directors of the Company and to control the Company's management, operations and affairs, including the ability to effectively prevent or cause a change in control of the Company.

FACTORS RELATING TO THE 3-D JOINT VENTURE

   Ability to Obtain Permits

     The 3-D Joint Venture will conduct a 3-D seismic survey (the "Survey") over certain areas located within a total area of approximately 255 square miles running 5 miles south and generally 3 to 5 miles north of the coastline in the most westerly 28 miles of West Cameron Parish, Louisiana (the "Survey AMI"). The 3-D Joint Venture does not currently have rights to survey the entire Survey AMI and the extent of the Survey AMI which the 3-D Joint Venture will be entitled to survey is dependent upon its ability to obtain survey permits and similar rights. Currently, the 3-D Joint Venture has rights to survey approximately 67% of the Survey AMI and is attempting to acquire rights to survey additional portions of the Survey AMI. There can be no assurance that the 3-D Joint Venture will successfully obtain permits or rights to survey additional portions of the Survey AMI.

   Louisiana State Waters - Timing Risks

     Among certain other rights, the 3-D Joint Venture currently has the exclusive right to shoot and gather seismic data over 51,360 net acres of Louisiana State waters, located in the Western half of West Cameron Parish, Louisiana and constituting a sub-area of the Survey AMI and to nominate for lease any acreage in such State waters (the "Louisiana Seismic Permit"). The Louisiana Seismic Permit expires in August 1997, but may be extended at Zydeco's option for an additional six months to February 1998 by payment of an additional fee of $391,876.80. By December 1997, the 3-D Joint Venture is scheduled to complete the Survey, process and interpret the Survey data, nominate and bid for leases, propose and contract for drilling, and commence drilling its first set of prospects. Under the terms of the Louisiana Seismic Permit, the 3-D Joint Venture will be liable to pay penalties of $783,753.60 in the event it fails to
(i) complete the acquisition of
the seismic data covering the entire area subject to the Louisiana Seismic Permit or (ii) provide access to such data to the State of Louisiana in a timely manner. Under the terms of the Exploration Agreement, any such penalties payable under the Louisiana Seismic Permit shall be borne equally by Zydeco and the Company. There can be no assurance that the 3-D Joint Venture will complete its scheduled activities within the time period required under the Louisiana Seismic Permit. Failure of the 3-D Joint Venture to complete its scheduled activities within the term of the Louisiana Seismic Permit would materially and adversely affect the value of the Company's interest in the 3-D Joint Venture. See "Business and Properties - Permit and Lease Status within the Survey AMI."

FACTORS RELATING TO THE OIL AND GAS INDUSTRY

   Operating Risks

     The oil and gas operations of the Company are subject to all of the risks and hazards typically associated with the exploration for, and the development and production of, oil and gas. Risks in drilling operations include cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. The Company's activities are also subject to perils specific to marine operations, such as capsizing, collision, and damage or loss from severe weather. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. In accordance with customary industry practices, the Company intends to maintain insurance against some, but not all, of such risks and some, but not all, of such losses. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect the Company's financial condition and operations. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates considered reasonable by the Company. See "Business and Properties - Operational Risks and Insurance."

   Exploration Risks

     The Company's exploration activities involve significant risks. There can be no assurance that the use of technical expertise as applied to geophysical or geological data will ensure that any well will encounter hydrocarbons. Further, there is no way to know in advance of drilling and testing whether any prospect encountering hydrocarbons in the Survey AMI by the 3-D Joint Venture will yield oil or gas in sufficient quantities to be economically viable. In addition, the Company is highly dependent upon seismic activity and the related application of new technology as a primary exploration methodology. There can be no assurance that the 3-D Joint Venture's efforts will be successful. See "Business and Properties."

   High Dependence upon Lease Acquisition Activities

     Both the United States Department of the Interior and the State of Louisiana award oil and gas leases on a competitive bidding basis and non-governmental owners of the onshore mineral interests within the Survey AMI are not obligated to lease their mineral rights to the 3-D Joint Venture except to the extent they have granted lease options to the 3-D Joint Venture. Other major and independent oil and gas companies having financial resources significantly greater than those of the 3-D Joint Venture may bid against the 3-D Joint Venture for the purchase of oil and gas leases. Accordingly, there can be no assurance that the 3-D Joint Venture or any other oil and gas venture of the Company will be successful in acquiring farmouts, seismic permits, lease options, leases or other rights to explore or recover oil and gas. Consequently, the proportion of the Survey AMI which could be surveyed or subsequently explored through drilling would be reduced to the extent that the 3-D Joint Venture is not successful at such acquisitions. See "Business and Properties - Permit and Lease Status within the Survey AMI."

   Lack of Diversification; Oil and Gas Industry Conditions; Volatility of
     Prices for Oil and Gas

     As an independent energy company, the Company's revenues and profits will be substantially dependent on the oil and gas industry in general and the prevailing prices for oil and gas in particular. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors: relatively minor changes in the supply of and demand for oil and gas; market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil in certain relevant markets; the level of consumer demand; weather conditions; the competitive position of oil or gas as a source of energy as compared with other energy sources; the refining capacity of oil purchasers; and the effect of federal and state regulation on the production, transportation and sale of oil. It is likely that adverse changes in the oil market or the regulatory environment would have an adverse effect on the Company's ability to obtain capital from lending institutions, industry participants, private or public investors or other sources.

   Intense Competition in Oil and Gas Industry

     The oil and gas industry is highly competitive. Most of the Company's current and potential competitors have significantly greater financial resources and a significantly greater number of experienced and trained managerial and technical personnel than the Company and the 3-D Joint Venture. There can be no assurance that the Company or the 3-D Joint Venture will be able to compete effectively with such firms. See "Business and Properties - Competition and Markets."

   Risks of Turnkey Contracts

     The Company anticipates that any wells established by it will be drilled by proven industry contractors under turnkey contracts that limit the Company's financial and legal exposure. However, circumstances may arise where a turnkey contract is not economically beneficial to the Company or is otherwise unobtainable from proven industry partners. In such instances, the Company may decide to drill, or cause to be drilled, the applicable well(s) on either a footage or day rate basis and the drilling thereof will be subject to the usual drilling hazards such as cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. The Company would also be liable for any cost overruns attributable to downhole drilling problems that otherwise would have been covered by a turnkey contract had one been negotiated. See "Business and Properties - Operational Risks and Insurance."

   United States Governmental Regulation, Taxation and Price Control

     Oil and gas production and exploration are subject to comprehensive federal, state and local laws and regulations controlling the exploration for and production and sale of oil and gas and the possible effects of such activities on the environment. Failure to comply with such rules and regulations can result in substantial penalties and may adversely affect the Company. Present, as well as future, legislation and regulations could cause additional expenditures, restrictions and delays in the Company's business, the extent of which cannot be predicted and which may require the Company to limit substantially, delay or cease operations in some circumstances. In most, if not all, areas where the Company may conduct activities, there may be statutory provisions regulating the production of oil and natural gas which may restrict the rate of production and adversely affect revenues. The Company plans to acquire oil and gas leases in the Gulf of Mexico, which will be granted by the Federal government and administered by the U.S. Department of Interior Minerals Management Service (the "MMS"). The MMS strictly regulates the exploration, development and production of oil and gas reserves in the Gulf of Mexico. Such regulations could have a material adverse affect on the Company's operations in the Gulf of Mexico. The Federal government regulates the interstate transportation of oil and natural gas, through the Federal Energy and Regulatory Commission ("FERC"). The FERC has in the past regulated the prices at which oil and gas could be sold. Federal reenactment of price controls or increased regulation of the transport of oil and natural gas could have a material adverse affect on the Company. In addition, the Company's operations are subject to numerous laws and regulations governing the discharge of oil and hazardous materials into the environment or otherwise relating to environmental protection, including the Oil Pollution Act of 1990. These laws and regulations have continually imposed increasingly strict requirements for water and air pollution control, solid waste management, and strict financial responsibility and remedial response obligations relating to oil spill protection. The cost of complying with such environmental legislation will have a general adverse affect on the Company's operations. See "Business and Properties - Governmental Regulation."

                                  THE COMPANY

          Cheniere Energy, Inc., a holding company ("Cheniere," together with Cheniere Operating (as defined below), the "Company"), is the owner of 100% of the outstanding common stock of Cheniere Energy Operating Co., Inc. ("Cheniere Operating"). Cheniere Operating is a Houston-based company formed for the purpose of oil and gas exploration and exploitation. Cheniere Operating was incorporated in Delaware in February 1996 under the name FX Energy, Inc.

          On July 3, 1996 Cheniere Operating consummated the transactions (the "Reorganization") contemplated in the Agreement and Plan of Reorganization (the "Reorganization Agreement") dated April 16, 1996 between Cheniere Operating and Bexy Communications, Inc., a publicly held Delaware corporation ("Bexy"). Under the terms of the Reorganization Agreement, Bexy transferred its existing assets and liabilities to Mar Ventures, Inc., its wholly-owned subsidiary ("Mar Ventures"), Bexy received 100% of the outstanding shares of Cheniere Operating and the former shareholders of Cheniere Operating received approximately 8.3 million newly issued shares of Bexy common stock, representing 93% of the then issued and outstanding Bexy shares. Immediately following the Reorganization, the Original Bexy Stockholders held the remaining 7% of the outstanding Bexy stock. In accordance with the terms of the Reorganization Agreement, Bexy changed its name to Cheniere Energy, Inc. Subsequently, the Company distributed the outstanding capital stock of Mar Ventures to the original holders of Bexy common stock.


          The Common Stock of the Company is traded on the over-the-counter market and quoted on the OTC Bulletin Board (the "Bulletin Board") of the National Association of Securities Dealers (the "NASD") (ticker symbol "CHEX") with 10,039,594 shares outstanding as of September 27, 1996. The Company intends to apply for a Nasdaq SmallCap Market listing as soon as is practicable.

      The Company's principal executive offices are located at Two Allen Center, 1200 Smith Street, Suite 1710, Houston, Texas 77002. The Company's telephone number is (713) 659-1361.


                                USE OF PROCEEDS

          All shares of Common Stock covered hereby are being registered for the account of the Selling Stockholders and, accordingly, the Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders.


                                CAPITALIZATION

          The following table sets forth the capitalization of the Company as of August 31, 1996. All information set forth below should be read in conjunction with the financial data of the Company and related notes that appear elsewhere in this Prospectus.



Shareholders' Equity
    Common Stock - $.003 Par Value
    Authorized 20,000,000 shares;
    9,931,767 Issued and Outstanding(1)     $   29,795

    Preferred Stock -
    Authorized 1,000,000 shares;                    --
    None Issued and Outstanding

    Additional paid-in capital               5,626,840

    Retained Deficit                        (1,230,180)
                                            ----------
Total Shareholders' Equity                  $4,426,455
                                            ==========

(1) In addition, (i) 209,666 and 2/3 shares of the Common Stock are reserved for issuance upon exercise of outstanding warrants to purchase Common Stock at an exercise price of $3.00 per share, (ii) 100,000 shares of the Common Stock are reserved for issuance upon the exercise of outstanding warrants to purchase Common Stock at an exercise price of $3.125 per share, (iii) 300,000 shares of the Common Stock are reserved for issuance upon exercise of outstanding options granted by the Board of Directors to certain of the Company's executive officers, at an exercise price of $3.00 per share and
     (iv) 19,444 and 2/3 shares of the Common Stock are reserved for issuance upon exercise of outstanding options granted to Buddy Young, at an exercise price of $1.80 per share.


                     MARKET PRICE AND DIVIDEND INFORMATION

          From 1989 through December 1993, there was no public trading market for the Bexy Common Stock. In December 1993, the common stock of Bexy began trading on the Bulletin Board. In connection with the Reorganization, the Company divested itself of the assets relating to the business of Bexy prior to the Reorganization and has shifted its focus to oil and gas exploration. Simultaneously with the Reorganization, each three outstanding shares of common stock of Bexy was converted to one share of Common Stock and the stockholders of Cheniere Operating were issued shares of Common Stock equaling approximately 93% of the then issued and outstanding shares of Bexy causing the existing stockholders of Bexy to be diluted to approximately 7%. On July 8, 1996, the Common Stock began trading on the Bulletin Board (ticker symbol "CHEX"). As the nature of the business and the Common Stock has changed as a result of the Reorganization, this section describes the market price of the Common Stock following the Reorganization on July 3, 1996.


          The high ask and low bid prices of the Common Stock reported on the Bulletin Board for the period from July 8, 1996 through September 27, 1996 were $6.00 and $3.00, respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions.


          As of September 27, 1996 there were 766 record holders of the Common Stock which does not include holders who hold their shares of the Common Stock in "street name".

          The Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for development of the Company's business and that no dividends on its Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions.

                            SELECTED FINANCIAL DATA


     The following income statement data and balance sheet data have been derived from the financial statements prepared in accordance with generally accepted accounting principles. The financial statements of Cheniere Energy, Inc. and Subsidiary as of August 31, 1996 and for the year then ended have been audited by Merdinger, Fruchter, Rosen & Corso, P.C. This information should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                                              September 1, 1995
                                                                                     to
                                                                               August 31, 1996
                                                                             -------------------
Net operating revenues                                                      $           --
(Loss) from continuing operations                                                  (79,097)
Loss) from continuing operations per share of common
 stock                                                                              (0.008)
(Loss) from discontinued operations                                               (207,722)
Net (loss) per share of common stock                                                 (0.03)
Total Assets                                                                     5,145,310
Long-term obligations                                                                   --
Total Liabilities                                                                  718,855
Total Shareholders' Equity                                                       4,426,455
Cash dividends declared per share of common stock                                       --


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


          Cheniere Operating was incorporated in Delaware in February of 1996 for the purpose of entering the oil and gas exploration and exploitation business, initially on the Louisiana Gulf Coast.

          In March of 1996, Cheniere Operating entered into discussion with Bexy Communications, Inc. ("Bexy") for a reorganization in order to give it a presence in the public market.

          On April 16, 1996, the Reorganization Agreement was entered into whereby the Cheniere Operating stockholders would acquire control of Bexy in consideration for the outstanding stock of Cheniere Operating.


          Under the terms of the Reorganization Agreement, Bexy transferred its existing assets of approximately $224,000 and its liabilities of approximately $111,000 to Mar Ventures, Inc. ("Mar Ventures"), Bexy received 100% of the outstanding shares of Cheniere Operating and the former shareholders of Cheniere Operating received approximately 8.3 million newly issued shares of Bexy common stock, representing 93% of the then issued and outstanding Bexy shares. Cheniere Operating became a wholly-owned subsidiary of Bexy and the principal business became oil and gas exploration. Bexy then changed its name to Cheniere Energy, Inc. The Company distributed the outstanding capital stock of Mar Ventures to the original holders of Bexy common stock.

          The reorganization was accounted for as the recapitalization of Cheniere Operating and the issuance of stock for the net assets of Bexy.

RESULTS OF OPERATIONS - AUDITED STATEMENTS YEAR ENDED AUGUST 31, 1996

          The Company's operating results reflected a loss of $79,097, as there were no revenues from continuing operations. General and Administrative expenses of $73,814 comprised most of the loss.

          The Company incurred one time losses of $207,722 from the discontinuance of its former business in the television production and health information field. Total losses were $286,819.

          The Company's balance sheet reflected current assets of $1,097,980 with liabilities of $718,855. Other assets reflect an investment of $4 million in the 3-D Joint Venture. After fiscal year end, in early September 1996, the Company made an additional payment of $1 million to the 3-D Joint Venture, such that an aggregate of $5 million has been paid by the Company to the 3-D Joint Venture to date.

          The Company's capital reflects sales of shares net of offering expenses of $609,451 and distribution of net assets of $112,902.


    LIQUIDITY AND CAPITAL RESOURCES

          At August 31, 1996, the Company had working capital of $379,125. Operating expenses and capitalized costs were financed by the sale of common stock and Bridge Loan (as defined below) funding as revenues have yet to be generated. It is anticipated that future liquidity requirements, including the commitment to the 3-D Joint Venture which will amount to, at least, an additional $8 million, will be met by sale of equity, further borrowings and/or sales of portions of the Company's interest in the 3-D Joint Venture. At this time, no assurance can be given that such sale of equity, further borrowings or sales of portions of the Company's interest in the 3-D Joint Venture will prove to be successful. The Company has in the past failed to timely make certain payments due to the 3-D Joint Venture. While the Company has in such instances succeeded in obtaining waivers under, and amendments to, the Exploration Agreement extending the due dates for such required payments, there can be no assurance that the Company will successfully obtain similar amendments should it fail to timely make required payments to the 3-D Joint Venture in the future. The Company currently does not have sufficient capital to meet its future payment requirements and there can be no assurance that the Company will successfully secure the necessary funds. See "Business and Properties -
3-D Joint Venture Exploration Agreement."

          Since its inception, the Company's primary source of financing for operating expenses and payments to the 3-D Joint Venture has been the sale of its equity securities.


          In May and June 1996, Cheniere Operating raised $2,883,000, net of offering costs, from the sale of shares of its common stock (which were exchanged for 2,000,000 shares of the Common Stock following the Reorganization) to "accredited investors" (as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act")) pursuant to Rule 506 of Regulation D promulgated under the Securities Act ("Regulation D"). The proceeds were used to fund Cheniere Operating's initial $3 million payment to the 3-D Joint Venture.

          In order to finance a $1 million payment made to the 3-D Joint Venture on August 9, 1996, the Company sold Common Stock pursuant to Regulation D and Regulation S promulgated under the Securities Act ("Regulation S"). In July 1996, the Company sold 50,000 shares of the Common Stock to an "accredited investor" pursuant to Rule 506 of Regulation D and the Company received proceeds of $100,000 from such sale. In July and August 1996, the Company conducted an offering of Common Stock pursuant to Regulation S. The Company sold 508,400 shares of the Common Stock and received proceeds of $915,000, net of placement fees, from such sale.

          In late August 1996, the Company raised $1,000,000 from the sale of 100,000 units, each consisting of five shares of the Common Stock and a warrant to purchase one share of the Common Stock, pursuant to Regulation S. The proceeds were used to fund a $1 million payment to the 3-D Joint Venture made on September 4, 1996.


          In September 1996, the Company raised $260,500 from the sale of 130,250 shares of the Common Stock to "accredited investors" (as defined in Rule 501(a) promulgated under the Securities Act) pursuant to Rule 506 of Regulation D.

          In June 1996, Cheniere Operating borrowed $425,000 (the "Bridge Loan") through a private placement of short term promissory notes with an initial interest rate of 8% (the "Notes"). The Notes were due on September 14, 1996. In connection with the placement of the Notes, Cheniere Operating issued warrants, which following the Reorganization, were exchanged for an aggregate of 141,666 and 2/3 warrants to purchase shares of the Common Stock, to the holders of the Notes (the "Noteholders"), each of which warrants entitles the holder to purchase one share of the Common Stock at an exercise price of $3.00 per share at any time on or before June 14, 1999. The Company has satisfied all of its obligations under Notes in the aggregate principal amount of $210,000 by paying the accrued interest on such Notes and by agreeing to issue 105,000 shares of the Common Stock at a price of $2.00 per share to the holders of such Notes pursuant to Regulation D. In addition, prior to the maturity of the Notes, an individual Noteholder (the "Remaining Noteholder") purchased several outstanding Notes following which such Noteholder held Notes in the aggregate principal amount of $215,000. In connection with a modification of the Bridge Loan arrangements as between the Remaining Noteholder and the Company, Cheniere Operating has issued a new promissory note to the Remaining Noteholder with an interest rate of 13% per annum in exchange for the Notes held by him. Such new promissory note is due on January 14, 1997. The Remaining Noteholder is also entitled to receive up to 21,500 additional warrants to purchase shares of the Common Stock for each month, or partial month, any amounts remain due and payable after September 14, 1996, up to a maximum aggregate number of 86,000 such additional warrants. Such additional warrants will have an exercise price of $3.00 per share and will be exercisable for 3 years from the date of issuance.


                            BUSINESS AND PROPERTIES

GENERAL

          The Company is currently involved in a joint exploration program which is engaged in the exploration for oil and natural gas along the Gulf Coast of Louisiana, onshore and in the shallow waters of the Gulf of Mexico. The Company commenced its oil and gas activities in April 1996 through such joint exploration program, and since July 3, 1996 has been publicly traded under the name Cheniere Energy, Inc.

          The Company is involved with one major project in the pre-drilling stage. The Company entered into a joint exploration program pursuant to an Exploration Agreement dated April 4, 1996 between FX Energy, Inc., now known as Cheniere Operating, and Zydeco Exploration, Inc. ("Zydeco"), an operating subsidiary of Zydeco Energy, Inc. (the "Exploration Agreement"), with regard to a new proprietary 3-D seismic exploration project in southern Louisiana (the "3-D Joint Venture"). The Company has the right to earn up to a 50% participation in the 3-D Joint Venture. The Company believes that the 3-D seismic survey (the "Survey") is the first of its size within the Transition Zone of Louisiana, an area extending a few miles on either side of the Louisiana State coastline. The Survey is to be conducted over certain areas located within a total area of approximately 255 square miles running 5 miles south and generally 3 to 5 miles north of the coastline in the most westerly 28 miles of West Cameron Parish, Louisiana (the "Survey AMI"). The 3-D Joint Venture does not currently have rights to survey the entire Survey AMI and the extent of the Survey AMI which the 3-D Joint Venture will be entitled to survey is dependent upon its ability to obtain survey permits and similar rights. Currently, the 3-D Joint Venture has permits and similar rights to survey approximately 67% of the Survey AMI and is attempting to acquire rights to survey additional portions of the Survey AMI. There can be no assurance that the 3-D Joint Venture will successfully obtain rights to survey additional portions of the Survey AMI. The 3-D Joint Venture will survey specific sections selected by it within the areas covered by such permits and rights. See "- Permit and Lease Status Within the Survey AMI." A seismic data acquisition contract has been signed and the 3-D Joint Venture has begun to conduct the Survey.


          On July 26, 1996, the Company signed a Letter of Intent with Poseidon Petroleum, LLC ("Poseidon") to purchase Poseidon's 47% working interest in undeveloped reserves in the Bonito Unit of the Pacific Outer Continental Shelf, offshore Santa Barbara County, California (the "Poseidon Interest"). The parties are conducting due diligence and are negotiating a definitive purchase and sale agreement and related documentation. The transactions contemplated in the Letter of Intent may be terminated by either party upon the occurrence of certain events and there can be no assurance that the Company will successfully consummate such transactions. Moreover, if such transactions are consummated, the Company expects that development of the reserves will not occur for at least five years. There can be no assurance that the Company will successfully develop the reserves or that the reserves will yield sufficient quantities of oil and gas to be economically viable.

          The Company has not yet established oil and gas production, nor has it booked proven oil and gas reserves.

BUSINESS STRATEGY

          The Company's objective is to expand the net value of its assets by growing its oil and gas reserves in a cost efficient manner. The Company intends to pursue this objective by following an integrated strategy that includes the following elements:

 .  FOCUS ON FEW PROJECTS WITH LARGE RESERVE POTENTIAL.

   Louisiana Gulf Coast Transition Zone. The Company's current activities are focused within one area, the Transition Zone of Louisiana. The Company believes that the Transition Zone, including the westernmost 28 miles of Louisiana coastline that are within the Survey AMI, has significant remaining undiscovered reserves. The 3-D Joint Venture therefore plans to focus its efforts on certain areas, all located within The Survey AMI. In addition, the substantial infrastructure along the Gulf Coast and in the shallow Gulf of Mexico permits the Company to lower its operating costs compared to those in other geographic regions and facilitates the timely development of oil and gas discoveries. The Company's officers and Zydeco have extensive experience both onshore and offshore in the Gulf Coast and believe the 3-D Joint Venture is well positioned to evaluate, explore and develop properties in the area.

   Offshore California. The Company has signed a Letter of Intent with Poseidon to purchase Poseidon's 47% working interest in undeveloped reserves in the Bonito Unit of the Pacific Outer Continental Shelf, offshore Santa Barbara County, California. An independent reserve report is being prepared to determine an estimate of the volume of undeveloped oil and gas reserves attributable to the Poseidon Interest. The parties are conducting due diligence and are negotiating a definitive purchase and sale agreement and related documentation. The transactions contemplated in the Letter of Intent may be terminated by either party upon the occurrence of certain events and there can be no assurance that the Company will successfully consummate such transactions. Moreover, if such transactions are consummated, the Company expects that development of the reserves will not occur for at least five years. There can be no assurance that the Company will successfully develop the reserves or that the reserves will yield sufficient quantities of oil and gas to be economically viable.

 . MAINTAIN A SIGNIFICANT WORKING INTEREST IN EACH PROJECT. The Company has the right to earn up to a 50% participation in the 3-D Joint Venture. Under the terms of the Exploration Agreement, the Company must timely meet its payment obligations to the 3-D Joint Venture in order to reach a 50% participation. The Company does not intend to be an operator in the area, but intends to maintain a significant working interest to better leverage its administrative and technical resources and to better influence operator decisions.

 .  UTILIZE THE LATEST EXPLORATION, DEVELOPMENT AND PRODUCTION TECHNOLOGY. The
   Company intends to use the latest technology to enhance the efficiency and economy of its exploration, development and production efforts. These include the use of advanced 3-D seismic acquisition and processing techniques in the Survey AMI.

 . CONTROL OVERHEAD COSTS. The Company plans to maintain a small, but experienced working staff, and to leverage their talents by focusing on a relatively few projects which have high reserve potential in which it can obtain a high working interest, and to employ outside consultants and seek industry partners with the appropriate geographic and technical experience. Currently, the Company has no employees other than its executive officers and one administrative assistant.


                   THE 3-D JOINT VENTURE EXPLORATION PROJECT
               IN WEST CAMERON PARISH, LOUISIANA TRANSITION ZONE

          The Company's first exploration project is the 3-D Joint Venture, in which the Company has the right to earn up to a 50% participation, in a new proprietary 3-D seismic exploration project that the Company believes will be the largest of its kind within the Louisiana Transition Zone. The Survey AMI covers approximately 255 square miles situated onshore and offshore over the most westerly 28 miles of the shoreline in West Cameron Parish, Louisiana.

          The 3-D Joint Venture must obtain permits or similar rights to survey the areas located within the Survey AMI. Currently, the 3-D Joint Venture has rights to Survey 51,360 net acres of Louisiana State Waters, pursuant to an exclusive permit, and certain privately held areas which together constitute approximately 67% of the Survey AMI and is attempting to acquire rights from additional private owners. There can be no assurance that the 3-D Joint Venture will successfully obtain rights to survey additional portions of the Survey AMI. The 3-D Joint Venture intends to survey specific sections selected by it within the areas covered by its permits and similar rights. See "- Permit and Lease Status Within the Survey AMI." The Company believes that survey sites located within the Survey AMI have the potential for containing substantial undiscovered oil and gas reserves, based on the number and size of existing fields in and around the Survey AMI, the low level of historical exploration in the Survey AMI and the exploration success resulting from a speculative 3-D seismic survey shot by an independent geophysical services company in the adjacent Federal offshore area. An acquisition contract with Grant Geophysical, Inc. has been signed and the 3-D Joint Venture has begun to conduct the Survey.


3-D Joint Venture Exploration Agreement

          Under the terms of the Exploration Agreement, Cheniere Operating is obligated to pay 100% of the Seismic Costs (as defined below) up to $13.5 million (subject to adjustment as described in the following sentence) in accordance with a fixed schedule of monthly payments, and 50% of the excess of any such costs, to acquire a 50% working interest participation in the leasing and drilling of all Prospects (as defined below) generated by Zydeco within the Survey AMI. If premiums required for turnkey contracts cause total Seismic Costs to exceed $13.5 million, Cheniere Operating will bear 100% of Seismic Costs only up to $13 million, and Seismic Costs greater than $13 million will be borne equally by Cheniere Operating and Zydeco. "Seismic Costs" are defined in the Exploration Agreement to include the following, inter alia: acquiring and processing seismic data; turnkey contracts; legal costs; options to lease land and leases of land;

and the cost of seismic permits including the seismic permit granted by the State of Louisiana discussed below. See "-Permit and Lease Status Within the Survey AMI-Offshore Area."

          Under the terms of the Exploration Agreement, Zydeco will perform, or cause to be performed, all of the planning, land, geologic and interpretative functions necessary to the project and will design and oversee the acquisition and processing of seismic data, interpret results, acquire leases and generate Prospects. The term "Prospect" is defined in the Exploration Agreement as a block of acreage suitable for exploration and includes the leasehold, operating, nonoperating, mineral and royalty interests, licenses, permits and contract rights relating thereto. Cheniere Operating has the right to review all data and may elect to generate its own Prospects. Neither party to the 3-D Joint Venture is permitted to sell or license the data without the other party's approval.

          As described above, under the terms of the Exploration Agreement, Cheniere Operating is obligated to make payments for the Seismic Costs into a joint venture account (the "Joint Venture Account"). The Exploration Agreement originally provided for an initial installment of $3 million to be paid by May 15, 1996, which was extended to June 14 1996 by agreement of the parties. Subsequent payments were due on the last day of each of the months of June 1996 through February 1997. Each of the payments was required to be in the amount of $1 million with the exception of the payments at the end of September 1996 and February 1997 which were required to be for $2 million and $1.5 million, respectively (although the February 1997 payment may be reduced to $1.0 million under certain circumstances described above).

          Cheniere Operating failed to timely make the $1 million payments due on June 30, 1996 and July 30, 1996. Pursuant to the Second Amendment to the Exploration Agreement dated August 5, 1996, Cheniere Operating (i) was required to make the payment originally due on June 30, 1996 on or before August 9, 1996 and such payment has been timely made and (ii) is required to make the payment originally due on July 30, 1996 on or before October 31, 1996. A failure by Cheniere Operating to make such payment on such date will be treated as a Discontinuance (as defined below). Other than as described above, all payments to the Joint Venture Account are due as scheduled, the next such payment being due on September 30, 1996. Cheniere Operating intends to make its future payments under the Exploration Agreement as and when they are due, however, neither Cheniere Operating nor the Company currently has sufficient capital to cover such payments and there can be no assurance that Cheniere Operating or the Company will successfully secure the necessary funds.

          In the event Cheniere Operating fails to make a scheduled payment into the Joint Venture Account within 30 days after the date such payment is due (a "Discontinuance"):

          (i) The obligation and right of Cheniere Operating to make such payments will terminate. Zydeco would have the right to complete the acquisition and processing of seismic data with the cooperation or assistance of other companies. In addition, Cheniere Operating's Prospect ownership interest would be limited to the total amount of its contribution to the Joint Venture Account, divided by twice the amount of funds expended for Seismic Costs, expressed as a percentage. For example, if Cheniere Operating made a total contribution of $3 million to the Joint Venture Account, prior to a Discontinuance, and total Seismic Costs were $13.5 million, Cheniere Operating's Prospect ownership interest would be limited to 11.1%;

          (ii) If following a Discontinuance, Zydeco contributes funds that otherwise were required to have been provided by Cheniere Operating under the terms of the Exploration Agreement, Zydeco shall be entitled to receive back such funds, together with interest thereon at the prime interest rate, from revenues attributable to Cheniere Operating's interest in any Prospect (including, without limitation, any working interest or overriding royalty interest revenues from production or front end proceeds attributable to such interest when owned by Cheniere Operating under the applicable operating agreement or proceeds from the sale or license of seismic data);

          (iii) Subject to (iv) immediately below, if a Discontinuance occurs, and Zydeco does not itself fund the deficient Seismic Costs, Zydeco may sell, trade, farm-out, lease, sublease or otherwise trade (collectively, a "Trade") the aggregate (i.e., both that of Zydeco and Cheniere Operating) Prospect interests to any party on arms' length terms. For this purpose the aggregate Prospect interests includes all seismic data acquired, and revenues from a Trade include seismic data sale or license proceeds. Any revenues accruing from a Trade shall be applied toward the cost of completing the project contemplated under the Exploration Agreement; and

          (iv) Should Cheniere Operating have funded $8,000,000 or more prior to the Discontinuance, then the parties will treat Cheniere Operating as having earned a vested Prospect ownership interest of 25%, which shall not be subject to any Trade, and any revenues from a Trade, which would in this instance cover a 75% Prospect ownership interest, shall be shared 33-1/3% by Cheniere Operating and 66-2/3% by Zydeco.

          Prospect Expenses (as defined below) are to be borne equally by Zydeco and Cheniere Operating; provided, however, that in the event of a Discontinuance, Cheniere Operating shall bear a percentage of the Prospect Expenses equal to its Prospect ownership interest. "Prospect Expenses" are defined in the Exploration Agreement as: lease bonuses and brokerage for leases; delay or shut in rental payments on leases or interest acquired under the Exploration Agreement; engineering costs; and certain other costs related to Prospects. If Cheniere Operating fails to pay its share of Prospect Expenses within 30 days of receipt of a bill therefor, it will be deemed to have declined to participate in the Prospect and will have no interest or liability related to the Prospect in question.

          In the event that Zydeco incurs a contractual liability to a third party in performing its undertakings under the Exploration Agreement, such contractual liability shall be treated as a Prospect Expense. In the event that Zydeco incurs a tort liability to a third party in performing its undertakings under the Exploration Agreement, and such liability is a result of gross negligence or willful malfeasance, such liability, and all attorneys fees and expenses relating thereto, shall be solely Zydeco's responsibility. In the event that Zydeco incurs a tort liability to a third party in performing its undertakings under the Exploration Agreement, and such liability is not a result of gross negligence or willful malfeasance, such liability, and all attorneys' fees and expenses relating thereto, shall be borne equally by the Company and Zydeco.

Location and Hydrocarbon Potential of the Survey Area

          The Survey AMI, which contains the specific areas to be covered by the Survey, lies within a highly prolific natural gas region. Nevertheless, the Transition Zone has been relatively less explored to date as compared to exclusively onshore or offshore regions because of the relatively high cost and logistical and technical difficulties associated with conducting modern seismic surveys over the diverse environments encountered along the coast. An additional impediment has been the difficulty of negotiating with sophisticated landowners who control most of the area close to the Louisiana coastline. The paucity of modern seismic data has limited the drilling density: the spacing of exploration wells testing the primary objective section, outside of the known fields, is less than one well per five square miles. However, recent declines in the cost of supercomputing workstations which can be employed in processing and interpreting seismic data have made projects such as this Transition Zone venture technically and economically feasible.

          The Louisiana Transition Zone contains the Miocene Trend which has produced many of the largest oil and gas fields in the continental United States and its territorial waters. Objectives within the Miocene Trend have excellent reservoir characteristics and have historically exhibited multiple pay zones, which can allow a single strategically placed well bore to drain multiple reservoirs. Given the relatively low level of historical exploration and the high recovery factors characterizing the Louisiana Transition Zone, the Company believes that this zone has the potential for containing substantial undeveloped oil and gas reserves. Miocene age reservoirs in fields overlapping the Survey AMI have produced in excess of 3 trillion cubic feet (tcf) of natural gas. Along the northeast quadrant of the Survey AMI the Mud Lake and Second Bayou Fields have cumulatively produced more than 1.3 tcf of natural gas to date, with more than 250 billion cubic feet (bcf) having been produced from one well. In the southwestern quadrant of the Survey AMI, the West Cameron Block 17 Field in the State and Federal waters has cumulatively produced more than 980 bcf to date. Numerous other smaller, but still significant, oil and gas fields surround and overlay the area.

          Immediately farther offshore of the Survey AMI, a successful industry drilling program based on a spec 3-D survey provides an analogy that illustrates the potential for new discoveries in this region resulting from 3-D seismic data. In 1989, a 3-D seismic survey shot by an independent geophysical services company along the shallow Federal waters in the western part of the Western Cameron area led to 4 new field discoveries which have produced approximately 320 bcf of natural gas to date from 15 boreholes. The middle to lower Miocene reservoir section has excellent flow characteristics, as can be seen by the per well recoveries, 21 bcf of natural gas, in the area of the adjacent shoot. In addition to the volumes produced from these discoveries, additional reserves have been brought on through exploitation wells drilled into existing fields.

          The entire Survey AMI is located within an existing pipeline infrastructure. As a result, it will generally be quicker and less costly to develop and connect reserves found onshore and in the shallow offshore areas to markets than would be the case for reserves found in deeper water areas. The Louisiana Gulf Coast/Gulf of Mexico region enjoys easy access to the premium-priced markets of the East Coast.

Permit and Lease Status Within the Survey AMI

          The 3-D Joint Venture will Survey only certain sections lying within the Survey AMI. The area to be covered by the Survey is dependent upon the status of permits granting the 3-D Joint Venture the right to Survey certain areas and its ability to obtain such permits or similar rights in the future.

          Offshore Area -- State Waters Exclusive Permit and Federal Offshore Permits. On February 14, 1996, the State of Louisiana awarded Zydeco the exclusive right (the "Louisiana Seismic Permit") to shoot and gather seismic data over the 51,360 net unleased acres of Louisiana State waters (running out to a 3 1/2 mile limit located within the Survey AMI) in the western half of West Cameron Parish. The term of the Louisiana Seismic Permit is for 18 months and may be extended at Zydeco's option for an additional 6 months by payment of an additional fee of $391,876.80. During this term Zydeco has the exclusive right to nominate blocks of acreage for leasing in the covered State waters.

           The Survey AMI includes an area running southward over 1 1/2 to 2 miles of Federal waters. Zydeco's seismic contractor, Grant Geophysical, Inc., has received approval from the U.S. Government to survey over 21,000 acres of Federal offshore leases located within the Survey AMI. Although Zydeco has no exclusive rights regarding leases in the Federal waters, several offshore lease blocks held by industry and covered by the Survey are scheduled to expire within the next year and may then be available for leasing.

          Onshore Area -- Prospective Permits, Lease Options, and Farmouts. Zydeco is in negotiations to obtain variously, farmouts, seismic permits or lease options, with owners of the mineral interests covering approximately 85,000 additional acres of privately owned lands lying under the onshore portion of the Survey AMI ("Onshore Area"). The outcome of these discussions will effect the exact delineation of the areas which will be subject to the Survey within the Survey AMI. As of this date, seismic permits or options covering portions of the Onshore Area have already been obtained.

Technological Aspects of 3-D Seismic Shoot and Prospect Generation

          The Company believes that recently developed seismic processing and interpretation technology, including some key technology which Zydeco has licensed for use in Southern Louisiana on an exclusive basis, has now evolved to a point where quality control for a Transition Zone survey will be improved significantly. The Survey will incorporate certain of these new techniques for the first time in a major seismic survey. Moreover, the Company believes that the areal extent of the Survey, which is unusually large for a shallow water/onshore seismic survey should permit better imaging of the subsurface, particularly of the deeper zones.

          The design of the Survey has been led by Rudy Prince, Zydeco's Vice-Chairman, who was formerly CEO and a founder of Digicon Geophysical Corp., a seismic services company. A primary objective of the Survey is to provide for accurate and consistent data sufficient for analysis of hydrocarbon indicators in a depth range of 8,000 - 20,000 feet at an attractive price. The design will employ technology referred to as "wavefield imaging", for which Zydeco has obtained an exclusive license for use in the Louisiana Transition

Zone (from Wavefield Imaging, Inc.). The approach combines a relatively lower density array of shots and receivers with 3-D prestack migration. Moreover, the Company believes that the use of a single type of shot, dynamite, and a single type of receiver, hydrophone, across the coastline, will simplify and improve seismic processing across the different Transition Zone environments.

          Data Acquisition. The Company believes that use of similar source (dynamite) and receiver (hydrophone) components laid out in a symmetrical array across the shoreline will eliminate the problems of integrating two different types of data sets (land and marine) and improve data consistency. A limited amount of airgun source data will be acquired in the Federal waters and around the few producing fields. A primary consideration in the design, the relatively deep zones of interest (8,000-20,000 feet), calls for long north-south transects (up to 10 miles) to improve the quality of deep data.

          Data Transmission, Processing and Interpretation. Data will be transferred daily from the field crew to Zydeco's headquarters in Houston, where it will undergo nearly real-time processing. This procedure will allow Zydeco to closely monitor 3-D data quality and make adjustments to the acquisition parameters if necessary. This new technology also significantly reduces the delay time between the Survey itself and ultimate drilling decisions. In combination with a reduced cost design for field data acquisition, Zydeco will employ a proven technology, 3-D prestack migration, seeking to obtain superior quality subsurface images. To maximize quality control and minimize delays Zydeco will process the data in-house. Having completed seismic processing, Zydeco will also employ state of the art Computer Aided Exploration (CAEX) interpretation techniques to locate and define drilling prospects.

Schedule for the 3-D Joint Venture

          While the Louisiana Seismic Permit, whose primary 18 month term expires in August 1997, may be extended at Zydeco's option until February 1998 by payment of an additional fee of $391,876.80, Zydeco presently plans to adhere to the schedule summarized below:


          April - Oct.                        1996       Onshore Permitting and Lease Optioning
          Sept. - Dec.                        1996       Conduct Seismic Survey and Simultaneously Begin Processing &
                                                         Interpretation of Data Received
          1/st/ Quarter                       1997       Continue Processing and Interpretation
          2/nd/ Quarter                       1997       Complete Interpretation and Identify Prospects
          3/rd/ Quarter                       1997       Nominate and Bid Offshore Leases, and Lease Onshore
          4/th/ Quarter                       1997       Propose, Contract for Drilling, and Commence Drilling of First
                                                         Group of Prospects


          Under the terms of the Louisiana Seismic Permit, the 3-D Joint Venture will be liable to pay penalties of $783,753.60 in the event it fails to (i) complete the acquisition of the seismic data covering the entire area subject to such Permit or (ii) provide access to such data to the State of Louisiana in a timely manner. Under the terms of the Exploration Agreement, any such penalties payable under the Louisiana Seismic Permit shall be borne equally by Zydeco and the Company. There can be no assurance that the 3-D Joint Venture will complete its scheduled activities within the time period of the Louisiana Seismic Permit. Failure of the 3-D Joint Venture to complete its scheduled activities within the term of the Louisiana Seismic Permit would materially and adversely affect the value of the Company's interest in the Joint Venture.

          Zydeco and the Company have designated the entire Survey AMI (onshore and offshore) as an area of mutual interest for five years ending May 15, 2001, during which period the two companies may continue to drill, test, and develop prospects within the Survey AMI. Any interest taken by either Zydeco or the Company, during such period, in any agreement or arrangement which creates or effects an interest in hydrocarbons in lands within the Survey AMI, or an acquisition of a contractual right to acquire such an interest shall be deemed taken for development under the Exploration Agreement. The party acquiring such an interest must offer to the other party the right, which may be waived by such other party, to participate in the rights and obligations associated with such interest in proportion to their respective Prospect ownership interests.

COMPETITION AND MARKETS

          Competition in the industry is intense, particularly with respect to the acquisition of producing properties and proved undeveloped acreage. The Company competes with the major oil companies and other independent producers of varying sizes, all of which are engaged in the exploration, development and acquisition of producing and non-producing properties. Many of the Company's competitors have financial resources and exploration and development budgets that are substantially greater than those of the Company, which may adversely affect the Company's ability to compete.

          The availability of a ready market for and the price of any hydrocarbons produced by the Company will depend on many factors beyond the control of the Company, including the extent of domestic production and imports of foreign oil, the marketing of competitive fuels, the proximity and capacity of natural gas pipelines, the availability of transportation and other market facilities, the demand for hydrocarbons, the political conditions in international oil producing regions, the effect of federal and state regulation of allowable rates of production, taxation and the conduct of drilling operations and federal regulation of natural gas. In the past, as a result of excess deliverability of natural gas, many pipeline companies have curtailed the amount of natural gas taken from producing wells, shut-in some producing wells, significantly reduced gas taken under existing contracts, refused to make payments under applicable "take-or-pay" provisions and have not contracted for gas available from some newly completed wells. The Company can give no assurance that such problems will not arise again. In addition, the restructuring of the natural gas pipeline industry has eliminated the gas purchasing activity of traditional interstate gas transmission pipeline buyers.

          Producers of natural gas, therefore, have been required to develop new markets among gas marketing companies, end users of natural gas and local distribution companies. All of these factors, together with economic factors in the marketing area, generally may affect the supply and/or demand for oil and gas and thus the prices available for sales of oil and gas.

GOVERNMENTAL REGULATION

          The Company's oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by Federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

          Production. In most, if not all, areas where the Company may conduct activities, there may be statutory provisions regulating the production of oil and natural gas under which administrative agencies may promulgate rules in connection with the operation and production of both oil and gas wells, determine the reasonable market demand for oil and gas, and establish allowable rates of production. Such regulation may restrict the rate at which the Company's wells produce oil or gas below the rate at which such wells would be produced in the absence of such regulation, with the result that the amount or timing of the Company's revenues could be adversely affected.

          Regulation of Operations on Outer Continental Shelf. The Company plans to acquire oil and gas leases in the Gulf of Mexico. The Outer Continental Shelf Lands Act ("OCSLA") requires that all pipelines operating on or across the Outer Continental Shelf (the "OCS") provide open-access, non-discriminatory service. Although the Federal Energy Regulatory Commission ("FERC") has opted not to impose the regulations of Order No. 509, in which the FERC implemented the OCSLA, on gatherers and other non-jurisdictional entities, the FERC has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to service on the OCS. In this regard, the FERC recently issued a Statement of Policy ("Policy Statement") regarding the application of its jurisdiction under the Natural Gas Act of 1938 ("NGA") and the OCSLA over natural gas facilities and service on the OCS. In the Policy Statement the FERC concluded that facilities located in water depths of 200 meters or more shall be presumed to have a primary purpose of gathering up to the point of interconnection with the interstate pipeline grid. FERC has determined that gathering facilities are outside of its jurisdiction. While it is not possible to determine what the actual impact of this new policy will be, since FERC has determined that it will no longer regulate the rates and services of OCS transmission facilities under the NGA, it is possible that the Company could experience an increase in transportation costs associated with its OCS natural gas production and, possibly, reduced access to OCS transmission capacity.

          Certain operations the Company conducts are on federal oil and gas leases, which the Minerals Management Service (the "MMS") administers. The MMS issues such leases through competitive bidding. These leases contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the OCSLA (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. The MMS has proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. The MMS has postponed its decision regarding the adoption of these regulations in order to gather more information on the subject. The MMS also has regulations restricting the flaring or venting of natural gas, and has recently amended such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization except under certain limited circumstances. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that the Company can continue to obtain bonds or other surety in all cases.

          In addition, the MMS is conducting an inquiry into certain contract agreements for which producers on MMS leases have received settlement proceeds that are royalty bearing and the extent to which producers have paid the appropriate royalties on those proceeds. The Company believes that this inquiry will not have a material impact on its financial condition, liquidity or results of operations.

          The MMS has recently issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of natural gas produced from federal leases. The principal feature in the amendments, as proposed, would establish an alternative market-index based method to calculate royalties on certain natural gas production sold to affiliates or pursuant to non-arm's-length sales contracts. The MMS has proposed this rulemaking to facilitate royalty valuation in light of changes in the gas marketing environment. Recently, the MMS announced its intention to reconsider the proposal and reopen the comment period. The Company cannot predict what action the MMS will take on these matters, nor can it predict at this stage of the rulemaking proceeding how the Company might be affected by amendments to the regulations.

          Additional proposals and proceedings that might affect the oil and gas industry are pending before the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely.

          Bonding and Financial Responsibility Requirements. The Company is required to obtain bonding, or otherwise demonstrate financial responsibility, at varying levels by governmental agencies in connection with obtaining state or federal leases or acting as an owner or operator on such leases or of oil exploration and production related facilities. These bonds may cover such obligations as plugging and abandonment of unproductive wells, removal and closure of related exploration and production facilities and pollution liabilities. The costs of such bonding and financial responsibility requirements can be substantial and there can be no assurance that the Company will be able to obtain such bonds and/or otherwise demonstrate financial responsibility in all cases.

          Natural Gas Marketing and Transportation. The FERC regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the NGA and the Natural Gas Policy Act of 1978 ("NGPA"). In the past, the Federal government has regulated the prices at which oil and gas could be sold. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act (the "Decontrol Act"). The Decontrol Act removed all NGA and NGPA price and nonprice controls affecting wellhead sales of natural gas effective January 1, 1993. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

          On April 8, 1992, the FERC issued Order No. 636, as amended by Order No. 636-A (issued in August 1992) and Order No. 636-B (issued in November 1992) as a continuation of its efforts to improve the competitive structure of the interstate natural gas pipeline industry and maximize the consumer benefits of a competitive wellhead gas market. Interstate pipelines were required by FERC to "unbundle," or separate, their traditional merchant sales services from their transportation and storage services and to provide comparable transportation and storage services with respect to all gas supplies whether purchased from the pipeline or from other merchants such as marketers or producers. The pipelines must now separately state the applicable rates for each unbundled service (e.g., for natural gas transportation and for storage). This unbundling process has been implemented through negotiated settlement in individual pipeline services restructuring proceedings. Ultimately, Order Nos. 636, et al., may enhance the competitiveness of the natural gas market. Order Nos. 636, et al. have recently been substantially affirmed by the U.S. Court of Appeals for the D.C. Circuit.

          It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company's activities. Although Order No. 636 could provide the Company with additional market access and more fairly applied transportation service rates, Order No. 636 could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violations of these tolerances.

          The FERC has announced its intention to re-examine certain of its transportation-related policies, including the appropriate manner in which interstate pipelines release transportation capacity under Order No. 636, and the use of the market-based rates for interstate gas transmission. While any resulting FERC action would affect the Company only indirectly, the FERC's current rules and policy statements may have the effect of enhancing competition in natural gas markets by, among other things, encouraging non-producer natural gas marketers to engage in certain purchase and sale transactions. The Company cannot predict what action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that it will be treated materially differently than other natural gas producers and marketers with which it competes.

          Recently, the FERC issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. While this policy statement affects the Company only indirectly, in its present form, the new policy should enhance competition in natural gas markets and facilitate construction of gas supply laterals.

          Oil Sales and Transportation Rates. The FERC regulates the transportation of oil in interstate commerce pursuant to the Interstate Commerce Act. Sales of crude oil, condensate and gas liquids by the Company are not regulated and are made at market prices. However, the price a company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which would generally index such rates to inflation, subject to certain conditions and limitations. These regulations could increase the cost of transporting crude oil, liquids and condensate by pipeline. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but other factors being equal, the regulations may tend to increase transportation costs or reduce wellhead prices for such commodities.

          Environmental. The Company's operations are subject to numerous laws and regulations governing the discharge of oil and hazardous materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of various permits before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from the Company's operations. In particular, under the Federal Oil Pollution Act of 1990 ("OPA 90"), certain persons (including owners, operators, and demise charters of vessels, owners and operators of onshore facilities, and lessees, permittees and holders of rights of use and easements in areas in which offshore facilities are located ("responsible parties")) may be held liable for various costs and damages. These include removal costs and damages, damages to natural resources and damages for lost profits, impairment to earning capacity, and destruction of or injury to real or personal property. Liability can arise when oil is discharged or poses a substantial threat of discharge into United States waters. Liability under OPA 90 is strict, joint and several, unless one of the specific defenses to liability applies, including an act of God, an act of war or an act or omission of a third party. OPA 90 also requires certain responsible parties to establish and maintain evidence of financial responsibility sufficient to meet the maximum amount of liability to which the responsible party could be subject under the liability limitation provisions. Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. In addition, legislation has been proposed in Congress from time to time that would reclassify certain oil and gas exploration and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. State initiatives to further regulate the disposal of oil and gas wastes are also pending in certain states, and these various initiatives could have a similar impact on the Company. See "Risk Factors -- United States Governmental Regulation, Taxation and Price Control."

          The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage.

OPERATIONAL RISKS AND INSURANCE

          The Company anticipates that any wells established by it will be drilled by proven industry contractors under turnkey contracts that limit the Company's financial and legal exposure. However, circumstances may arise where the Company is unable to secure a turnkey contract on satisfactory terms. In this case, the Company may decide to drill, or cause to be drilled, the applicable test well(s) on either a footage or day rate basis and the drilling thereof will be subject to the usual drilling hazards such as cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. The Company's activities are also subject to perils specific to marine operations, such as capsizing, collision, and damage or loss from severe weather. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. In accordance with customary industry practices, the Company intends to maintain insurance against some, but not all, of such risks and some, but not all, of such losses. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect the Company's financial condition and operations. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable.

MAR VENTURES INC.

          Prior to the Reorganization, the existing assets and liabilities of Bexy were transferred to its wholly-owned subsidiary, Mar Ventures, Inc. ("Mar Ventures"). As part of such Reorganization, the stock of Mar Ventures has been distributed to the Original Bexy Stockholders. Buddy Young, the former President and chief executive officer of Bexy, has agreed to indemnify the Company, the former shareholders of Cheniere Operating and their respective officers, directors, attorneys and other agents from and against all claims which they may suffer, incur, or pay arising under or incurred in connection with: (i) the operation of the business of Bexy prior to the closing of the Reorganization;
(ii) any error or omission with respect to a material fact stated or required to be stated in the proxy materials filed by Bexy in connection with the Reorganization or the registration statement filed by Mar Ventures in connection with the distribution of its common stock to the Original Bexy Stockholders; and
(iii) certain taxes.

YOUNG CONSULTING AGREEMENT

          Pursuant to a Consulting Agreement dated as of July 3, 1996 between Cheniere and Buddy Young, the former President and chief executive officer of Bexy, the Company engaged Mr. Young as a consultant to provide management of the Company with advice regarding the management and business of the Company. Mr. Young agreed to provide such consulting services to the Company for 2 years ending on July 3, 1998 at a rate of $75,000 per year. Mr. Young is no longer an employee of the Company and serves only in the capacity of a consultant.

EMPLOYEES

          The Company has one full-time employee, an administrative assistant, other than its executive officers.

PROPERTIES

          The Company subleases its Houston, Texas headquarters from Zydeco under a month-to-month sublease covering approximately 1,395 square feet at a monthly rental of $1,100. The Company believes that this arrangement gives it the necessary flexibility to adapt to the changing space requirements of its business.


LEGAL PROCEEDINGS

          The Company is not involved in any litigation.

                                  MANAGEMENT

THE COMPANY

          The executive officers and directors of the Company are as follows:

Name                   Age                  Title
----                   ---                  -----
William D. Forster...   49  President, Chief Executive Officer
                            and Director
Walter L. Williams...   68  Vice Chairman and Director
Keith F. Carney......   40  Chief Financial Officer and Treasurer
Charif Souki.........   43  Secretary and Director
Efrem Zimbalist III..   49  Director

          William D. Forster, 49, is currently President and Chief Executive Officer of Cheniere. Mr. Forster was an investment banker with Lehman Brothers from 1975 to 1990 (11 years as a Managing Director), initially in the oil and gas department for seven years, and then in various other areas. In 1990, he founded his own private investment bank, W. Forster & Co. Inc. In 1994, he became active again in the oil and gas business when he began to work together with BSR Investments, Ltd., a Paris-based private investment company, to provide financing for small energy companies. Mr. Forster is a director of Equity Oil Company, a Nasdaq National Market company, and he serves on the Board of Trustees of Mystic Seaport Museum. He holds a Bachelor of Arts degree in economics from Harvard College and a Master of Business Administration degree from Harvard Business School.

          Walter L. Williams, 68, is currently Vice-Chairman of Cheniere. Prior to joining Cheniere, Mr. Williams spent 32 years as a founder and later Chairman and Chief Executive Officer of Texoil, Inc., a publicly held Gulf Coast exploration and production company. Prior to that time he was an independent petroleum consultant. He received a Bachelor of Science degree in petroleum engineering from Texas A&M University in 1949 and is a Registered Engineer in both the states of Louisiana and Texas. He serves on the board of directors of Texoil, Inc. and has served as a Director and Member of the Executive Committee of the Board of the Houston Museum of Natural Science.

          Keith F. Carney, 40, is currently Chief Financial Officer and Treasurer of Cheniere. Prior to joining Cheniere, Mr. Carney was a securities analyst in the oil & gas exploration/production sector with Smith Barney, Inc. from 1992-1996. From 1982-1990 he was employed by Shell Oil as an exploration geologist, with assignments in the Gulf of Mexico, the Middle East and other areas. He received a Master of Science degree in geology from Lehigh University in 1982 and a Master of Business Administration/Finance degree from the University of Denver in 1992.

          Charif Souki, 43, is currently the Secretary and a Director of Cheniere. Mr. Souki is an independent investment banker with twenty years of experience in the industry. In the past few years he has specialized in providing financing for promising microcap and small capitalization companies with an emphasis on the oil and gas industry. He holds a Bachelor of Arts degree from Colgate University and a Master of Business Administration from Columbia University.

          Efrem Zimbalist III, 49, a director of Cheniere, is President and Chief Executive Officer of Times Mirror Magazines, a division of Times Mirror Co., and a Vice President of Times Mirror Co. He formerly served as vice president, strategic development for Times Mirror Co. from 1993 to 1995. Previously he served as Chairman and Chief Executive Officer of Correia Art Glass, Inc., a family owned business. He also served five years as a senior engagement manager at the management consulting firm of McKinsey and Co., Inc. in Los Angeles. Mr. Zimbalist received a Bachelor of Arts degree in economics from Harvard College and a Master's degree in business administration from Harvard Business School.

DIRECTOR COMPENSATION

          Directors receive no remuneration for serving on the board of directors of the Company.

EXECUTIVE COMPENSATION

          Simultaneously with the reorganization of Bexy with Cheniere Operating (the "Reorganization"), all of the officers of Bexy resigned from their respective offices and were replaced by the current officers of the Company. As the Company has divested itself of the assets relating to the business of Bexy prior to the Reorganization and has shifted to a new business, this section describes the compensation to be received by the executive officers of the Company following the Reorganization on July 3, 1996. The Company presently has no employment agreement with any of the Executive Officers.

          William D. Forster, President and Chief Executive Officer of the Company, and Charif Souki, Secretary of the Company, have not received any compensation in the form of salary or options and the Company does not currently intend to pay any such compensation to such officers until the Company has raised significant additional capital. The Company provides an apartment for the use of Mr. Forster and Mr. Souki during times they are in Houston at a total cost of $4,800 per month.

          Walter L. Williams, Vice Chairman of the Company, began receiving a salary of $120,000 per year on September 1, 1996. By resolution of the Board of Directors of the Company dated July 3, 1996, the Company granted to Mr. Williams certain options to purchase shares of the Common Stock as described below. In addition, the Company granted 30,000 shares of the Common Stock to Mr. Williams on July 3, 1996, which shares have not yet been issued. Keith F. Carney, Chief Financial Officer and Treasurer of the Company, began receiving a salary of $90,000 per year on July 16, 1996, the date of his appointment as an officer of the Company. By resolution of the Board of Directors of the Company dated July 23, 1996, the Company granted to Mr. Carney certain options to purchase shares of Common Stock as described below.


                       OPTION GRANTS IN LAST FISCAL YEAR

        The following table sets forth certain information with respect to individual grants of stock options made during the fiscal year ended August 31, 1996 to each of the named executive officers.

                                                                           Potential Realizable Value at
                                                                              Assumed Annual Rates of
                                                                            Stock Price Appreciation for
                                      Individual Grants                        Option Terms($)/(1)/
                      -----------------------------------------------     -------------------------------

                       Number of
                      Securities    % of Total  Exercise
                      Underlying     Options    or Base
                        Options     Granted to   Price     Expiration           5%              10%
                      Granted(#)    Employees    ($/sh)       Date        Appreciation($)  Appreciation($)
                      -----------   ----------  --------   ----------
Name
--------------------
William D. Forster..            -            -         -            -               -                -
Walter L. Williams..  75,000/(2)/         25.0      3.00       6/1/01          76,522          173,601
                      75,000/(3)/         25.0      3.00       6/1/01          91,598          213,461
Keith F. Carney.....  37,500/(4)/         12.5      3.00      7/16/01          38,261           86,801
                      37,500/(4)/         12.5      3.00      7/16/01          45,799          106,731
                      37,500/(4)/         12.5      3.00      7/16/01          53,714          128,654
                      37,500/(4)/         12.5      3.00      7/16/01          62,024          152,769

  ____________________
  /(1)/ The indicated dollar amounts are the result of calculations based on the exercise price of each option and assume five and ten percent annual appreciation rates set by the Securities and Exchange Commission over the term of the option and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's stock price.
  /(2)/ Each of these stock options vest and become exercisable on June 1, 1997 and expire five years from the date of grant.
  /(3)/ Each of these stock options vest and become exercisable on June 1, 1998 and expire five years from the date of grant.
  /(4)/ The Company granted Mr. Carney 150,000 stock options on July 23, 1996.
        The options vest and become exercisable in equal annual installments of 25% each on the first through fourth anniversaries of July 16, 1996, and expire on the fifth anniversary of the date of grant.

                AGGREGATED OPTION EXERCISED IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUE


        The following table sets forth certain information with respect to the outstanding stock options as of August 31, 1996 for each of the named executive officers.


                         Number of Securities        Value of Unexercised
                        Underlying Unexercised       In-the-Money Options
                        Options at 8/31/96 (#)          at 8/31/96 ($)
                      --------------------------  --------------------------
                      Exercisable  Unexercisable  Exercisable  Unexercisable
                      -----------  -------------  -----------  -------------
Name
----
William D. Forster..            -              -            -              -
Walter L. Williams..            -        150,000            -    37,500/(1)/
Keith F. Carney.....            -        150,000            -    37,500/(1)/
                      -----------        -------  -----------    -----------

  /(1)/ Market value of underlying securities at fiscal year-end 8/31/96
        ($3.25), minus the exercise price.



CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH MANAGEMENT

          BSR Investments, Ltd. ("BSR"), an entity holding approximately 25.9% of the outstanding shares of the Common Stock, is under the control of a member of the immediate family of Charif Souki, Secretary and a director of the Company. Mr. Souki has been engaged, from time to time, as a consultant to BSR. In addition, BSR has in the past provided certain financial advisory and other services to the Company on an arm's length basis. Mr. Souki disclaims beneficial ownership of all shares held by BSR.

DIRECTOR LIABILITY

          The Amended and Restated Certificate of Incorporation of the Company eliminates the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102 of the Delaware General Corporation Law, as the same may be amended from time to time (the "DGCL"). Specifically, under Section 102 of the DGCL, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments or dividends or unlawful stock repurchases or redemption as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.


                         DESCRIPTION OF CAPITAL STOCK

          The Company has 21,000,000 authorized shares of stock, consisting of
(a) 20,000,000 shares of the Common Stock, having a par value of $.003 per share, and (b) 1,000,000 shares of preferred stock, having a par value of $.0001 per share (the "Preferred Stock").

          The shares of the Common Stock being registered pursuant to the registration statement of which this prospectus is a part include (i) 794,211 shares issued in connection with the Reorganization to the initial subscribers for common stock of Cheniere Operating and their transferees, other than shares held by BSR Investments, Ltd. and William D. Forster, (ii) 2,000,000 shares issued in connection with the Reorganization to holders of common stock of Cheniere Operating issued in May and June 1996 pursuant to Regulation D and
(iii) 50,000 shares issued in July 1996 pursuant to Regulation D.


COMMON STOCK

          As of September 27, 1996, there were 10,039,594 shares of the Common Stock outstanding. All of such outstanding shares of Common Stock are fully paid and nonassessable. Each share of the Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors of the Company out of assets legally available therefor and subject to the dividend obligations of the Company to the holders of any Preferred Stock then outstanding.


        In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of Preferred Stock that at the time may be outstanding.

        The holders of Common Stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of the Company. There are no sinking fund provisions applicable to the Common Stock. Each share of Common Stock is entitled to one vote in the election of directors and on all other matters, submitted to a vote of stockholders. Holders of Common Stock have no right to cumulate their votes in the election of directors.

        In accordance with the Reorganization Agreement and a letter agreement dated July 3, 1996 between Buddy Young and Cheniere, the Company agreed not to engage in any reverse split or any transaction that has the effect of a reverse split, resulting in the combination of shares of the Common Stock without the prior written consent of Mr. Young for a period of 18 months, ending on January 3, 1998.

PREFERRED STOCK

        As of the date of this Prospectus, there were no shares of Preferred Stock outstanding. Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

WARRANTS

        The Company has issued and outstanding certain warrants described herein (collectively, the "Warrants"). The Company is not registering such Warrants or the Common Stock underlying such Warrants pursuant to the registration statement of which this prospectus is a part.

        The Company has issued and outstanding 141,666 and 2/3 warrants (collectively, the "June Warrants"), each of which entitles the registered holder thereof to purchase one share of Common Stock. The June Warrants are exercisable at any time on or before June 14, 1999, at an exercise price of $3.00 per share (subject to customary anti-dilution adjustments). The June Warrants were originally issued by Cheniere Operating and were converted to warrants of Cheniere following the Reorganization. The June Warrants were issued to a group of 11 investors in connection with a private placement of unsecured promissory notes of Cheniere Operating in the aggregate principal amount of $425,000. In connection with the issuance of a new promissory note to one such investor, the Company has agreed to issue to such investor up to 21,500 additional warrants to purchase shares of the Common Stock (on terms similar to the June Warrants) for each month, or partial month after September 14, 1996 any amounts remain due and payable on such new promissory note, up to a maximum aggregate number of 86,000 such additional warrants. (See "Management Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.")

        In consideration of certain investment advisory and other services to the Company, pursuant to warrant agreements each dated as of August 21, 1996, the Company issued to C.M. Blair, W.M. Foster & Co., Inc. and Redliw Corp. warrants to purchase 13,600 and 54,400 shares of Common Stock, respectively (collectively the "Adviser Warrants"). The Adviser Warrants are exercisable at any time on or before May 15, 1999 at an exercise price of $3.00 per share (subject to customary anti-dilution adjustments).


        In connection with the July and August 1996 placement of 508,400 shares of the Common Stock pursuant to Regulation S promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Company agreed to issue warrants to purchase 12,500 shares of Common Stock to one of two distributors who placed the shares. Such warrants are exercisable on or before the second anniversary of the sale of the shares of Common Stock at an exercise price of $3.125 per share (subject to customary anti-dilution adjustments).

        In late August 1996, the Company sold 100,000 units pursuant to Regulation S, each such unit consisting of 5 shares of the Common Stock and a warrant to purchase one share of the Common Stock. Each such warrant is exercisable on or before September 1, 1999 at an exercise price of $3.125 per share (subject to customary anti-dilution adjustments).

        The Warrants do not confer upon the holders thereof any voting or other rights of a stockholder of the Company.

POSSIBLE ANTI-TAKEOVER PROVISIONS

        The Amended and Restated Certificate of Incorporation of the Company (the "Company's Charter") contains certain provisions that might be characterized as anti-takeover provisions. Such provisions may render more difficult certain possible takeover proposals to acquire control of the Company and make removal of management of the Company more difficult.

        As described above, the Company's Charter authorizes a class of undesignated Preferred Stock consisting of 1,000,000 shares. Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

        The Company is incorporated under the laws of the State of Delaware.
Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (defined as a stockholder owning 15 percent or more of a corporation's voting stock) from engaging in a business combination with such corporation for a period of three years from the time such stockholder became an interested stockholder unless (a) the corporation's board of directors had earlier approved either the business combination or the transaction by which the stockholder became an interested stockholder, or (b) upon attaining that status, the interested stockholder had acquired at least 85 percent of the corporation's voting stock (not counting shares owned by persons who are directors and also officers), or (c) the business combination is later approved by the board of directors and authorized by a vote of two-thirds of the stockholders (not including the shares held by the interested stockholder). Although the Company is not currently subject to Section 203, the Company intends to apply for listing on the Nasdaq SmallCap Market as soon as practicable. See "The Company". If and when the Company becomes so listed, and if the Company does not amend its Certificate of Incorporation or By-laws to exclude the application of Section 203, such section will apply to the Company and thus may inhibit an interested stockholder's ability to acquire additional shares of Common Stock or otherwise engage in a business combination with the Company.


        In addition, William D. Forster, President and Chief Executive Officer of the Company, and BSR Investments, Ltd. ("BSR"), an entity under the control of a member of the immediate family of Charif Souki, Secretary and a director of the Company, own in the aggregate approximately 54.3% of the outstanding shares of the Common Stock. Accordingly, Mr. Forster and BSR have the ability to effectively prevent or cause a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

        The Transfer Agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

                             SELLING STOCKHOLDERS

        The Registration Statement has been filed under the Securities Act of 1933, as amended (the "Securities Act") to afford the holders of the Common Stock listed in the table below (in such capacity, the "Selling Stockholders") the opportunity to sell such Common Stock in a public transaction. The Company will from time to time supplement or amend this Prospectus to (i) add any holder of the Common Stock or (ii) reflect any additional required information concerning any Selling Stockholders or concerning any transfers other than an open market transfer effected through a broker.


                                  Beneficial Ownership                                              Beneficial Ownership
                                   on the Date Hereof                                                   After Sale*
                                  --------------------                                              --------------------
                                  Number of     Percent of           Number of Shares               Number of             Percent of
Name                              Shares          Class               to be Offered                  Shares                 Class
----                              ---------     ----------           ----------------               ---------             ----------
Apex Investment Fund Ltd.         403,400          4.0                    70,000                  333,400                    3.3
Bemel & Ross Profit Sharing        10,000           **                    10,000                        0                      0
Charles M. Blair, IRA              50,000           **                    50,000                        0                      0
Robert Bowden                      10,000           **                    10,000                        0                      0
Martin Brander                     30,000           **                    30,000                        0                      0
Jacqueline B. Brandwynne          100,000           **                   100,000                        0                      0
Cinco de Mayo, Ltd.                50,000           **                    50,000                        0                      0
Ronald W. Cochran                  20,000           **                    20,000                        0                      0
Codell Holdings, Ltd.             250,000          2.5                   250,000                        0                      0
Joseph F. Cullman III             200,000          2.0                   200,000                        0                      0
Murray A. Decoteau, DDS           100,000           **                   100,000                        0                      0
Delaware Charter Guarantee         20,000           **                    20,000                        0                      0
Peter T. Dixon, Trustee for U/Art  35,000           **                    35,000                        0                      0
16 u/w for W. Palmer Dixon FBO
Peter Dixon
Peter T. Dixon, Trustee for U/Art  35,000           **                    35,000                        0                      0
16 u/w for W. Palmer Dixon FBO
Palmer Dixon
Bryan Ezralow TTEE of the Bryan    30,000           **                    30,000                        0                      0
Ezralow 1994 Trust
Marc Ezralow                       30,000           **                    30,000                        0                      0
Marshall Ezralow TTEE of the       40,000           **                    40,000                        0                      0
Ezralow Family Trust
Allen Finkelstein                  30,000           **                    30,000                        0                      0
Gail Daly Forster/1/              120,000          1.2                   120,000                        0                      0
Gail Daly Forster and John        100,000           **                   100,000                        0                      0
Marshall Forster TTEEs u/a 8/22/78
by William H. Forster/2/
William Franzblau                  10,000           **                    10,000                        0                      0
Ralph O. Hellmold                  20,000           **                    20,000                        0                      0
Beth Hoemke                        20,000           **                    20,000                        0                      0
Sandra J. Kessler                 150,000          1.5                   150,000                        0                      0
Sole and Separate Property
Ted Koutsoubos                    100,000           **                   100,000                        0                      0
Andrew Lessman                    100,000           **                   100,000                        0                      0
Michael Marcus                     40,000           **                    40,000                        0                      0
Arden Merback                      20,000           **                    20,000                        0                      0
Eli Moshen                         20,000           **                    20,000                        0                      0
Ostis Ventures, Ltd.              148,000          1.5                   144,211                    3,789                     **
Alan, Mark & Charlen J. Mark       10,000           **                    10,000                        0                      0
Brooke A. Peterson                 20,000           **                    20,000                        0                      0
Pierre Phillippine                 30,000           **                    30,000                        0                      0
Bert Rogel, Esq. in trust for      90,000           **                    90,000                        0                      0
Estate of Sharon Heinz Tingle
Wayne A. Root                      10,000           **                    10,000                        0                      0
Alan Sturm                        150,000          1.5                   150,000                        0                      0
Diana Venegas                      50,000           **                    50,000                        0                      0
Vincente Holdings, Ltd.           250,000          2.5                   250,000                        0                      0
Vivaldi, Ltd.                     130,000          1.3                   130,000                        0                      0
Michael J. Wagstaff                10,000           **                    10,000                        0                      0
William Forster Family Trust/3/   120,000          1.2                   120,000                        0                      0

___________________________

     * Assumes the sale of all shares of the Common Stock being offered by the registration statement of which this Prospectus is a part.

    **  Less than 1%

   (1) Gail Daly Forster is the mother of William D. Forster, President, Chief Executive Officer and a director of the Company.

   (2)  Gail Daly Forster and John Marshall Forster TTEEs u/a 8/22/78 by William
        H. Forster is a trust for the benefit of Mr. Forster's mother of which trust Mr. Foster ia a 20% remainderman. Mr. Foster disclaims beneficial ownership of the shares of the Common Stock held by such trust.

   (3) The William Forster Family Trust is a trust for the benefit of the descendants of Mr. Forster's father. Mr. Forster disclaims beneficial ownership of the shares of Common Stock held by such trust.



        The Company has agreed, among other things, to bear all expenses (other than underwriting discounts and commissions, fees and expenses of investment bankers and brokerage commissions) incurred in connection with the registration and sale of the Common Stock covered by this Prospectus, including, without limitation, all registration, listing and qualification fees, printers and accounting fees and fees and disbursements of counsel to the Company.

                            PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the ownership of the Common Stock, of: (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the offering; (ii) each of the Company's directors; (iii) each of the executive officers of the Company; and (iv) all directors and executive officers of the Company as a group.


                                                                            SHARES BENEFICIALLY
                                                                               OWNED PRIOR TO
                                                                                THE OFFERING
                                                                    ----------------------------------
                  NAME OF BENEFICIAL OWNER                                                PERCENTAGE
                  ------------------------                                                OF SHARES
                                                                           NUMBER         OUTSTANDING
                                                                           ------         -----------

William D. Forster                                                     2,846,211/(1)/          28.3%
BSR Investments, Ltd.                                                  2,602,000               25.9
Charif Souki                                                                   0/(2)/
Walter L. Williams                                                        30,000/(3)/(4)         .3
Keith F. Carney                                                                0/(3)/             -
Efrem Zimbalist III                                                       20,000                 .2
All directors and executive officers as a group (5 persons)..          2,896,211/(1)/(2)/      28.9

        (1) Does not include 100,000 shares held by a trust for the benefit of Mr. Forster's mother of which trust Mr. Forster is a 20% remainderman and of which shares he disclaims beneficial ownership.

        (2) Does not include 2,602,000 shares held by BSR Investments, Ltd., an entity under the control of a member of Mr. Souki's immediate family, of which shares Mr. Souki disclaims beneficial ownership.

        (3) Does not include 150,000 shares of the Common Stock issuable upon the exercise of options, not exercisable within 60 days of the date of this Prospectus, held by each of Mr. Williams and Mr. Carney.

        (4) The 30,000 shares of the Common Stock held by Mr. Williams have been granted by the Company, but have not yet been issued.


                             PLAN OF DISTRIBUTION

        The shares of the Common Stock offered hereby are being offered directly by the Selling Stockholders. The sale of the Common Stock may be effected by the Selling Stockholders from time to time in transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of sale, in each such case, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from Selling Stockholders and/or purchasers of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Company will keep this Registration Statement or a similar registration statement effective until the earliest to occur of (i) the date that all securities registered pursuant to the Registration Statement of which this Prospectus is a part have been disposed of in accordance with the plan of disposition indicated herein, (ii) the date that all securities registered pursuant to the Registration Statement of which this Prospectus is a part have become eligible for sale pursuant to Rule 144(k) under the Securities Act, or (iii) September 17, 1998.

        At the time a particular offer of the Common Stock is made, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of shares of the Common Stock being offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Common Stock purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

        In order to comply with certain state securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by the Company and the Selling Stockholder.

        The Selling Stockholders and any brokers-dealers, agents or underwriters that participate with Selling Stockholders in the distribution of Common Stock may be deemed to be "underwriters" as defined in the Securities Act in which event all brokerage commissions or discounts and other compensation received by such Selling Stockholders, brokers-dealers, agents or underwriters may be deemed underwriting compensation under the Securities Act. In addition, any of the shares of Common Stock that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

        Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the Common Stock may not simultaneously engage in market making activities with respect to the Company for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Stockholders.

        The Company agreed to register the Common Stock under the Securities Act and to indemnify and hold the Selling Stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the Selling Stockholders of the Common Stock.

        See "Selling Stockholders".



                                 LEGAL MATTERS

        Certain legal matters in connection with the Common Stock being offered hereby will be passed upon for the Company by Dewey Ballantine, New York, New York.


                                    EXPERTS

        The audited financial statements of Cheniere Operating included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Merdinger, Fruchter, Rosen & Corso, P.C., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

        The audited financial statements of Bexy Communications, Inc. included in this Prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Farber & Hass, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------


CONTENTS
--------

CHENIERE ENERGY, INC. AND SUBSIDIARY
------------------------------------

Independent Auditors' Report                      F-1

Consolidated Balance Sheet                        F-2

Consolidated Statement of Operations              F-3

Consolidated Statement of Stockholders' Equity    F-4

Consolidated Statement of Cash Flows              F-5 - F-6

Notes to Consolidated Financial Statements        F-7 - F-13

BEXY COMMUNICATIONS, INC.
-------------------------

Unaudited Balance Sheet May 31, 1996              F-14

Statement of Operations                           F-15

Statement of Cash Flows                           F-16

Notes to Financial Statements                     F-17 - F-18

Independent Auditors' Report - August 3, 1995     F-19

Balance Sheet                                     F-20

Statement of Operations                           F-21

Statement of Shareholders' Equity                 F-22 - F-23

Statement of Cash Flows                           F-24 - F-25

Notes to Financial Statements                     F-26 - F-28

Independent Auditors' Report - August 31, 1994    F-29

Balance Sheet                                     F-30

Statements of Operations                          F-31

Statements of Shareholders' Equity                F-32

Statements of Cash Flows                          F-33 - F-34

Notes to Financial Statements                     F-35 - F-37

                         INDEPENDENT AUDITOR'S REPORT


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHENIERE ENERGY, INC. AND SUBSIDIARY

We have audited the accompanying consolidated balance sheet of CHENIERE ENERGY, INC. AND SUBSIDIARY as of August 31, 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CHENIERE ENERGY, INC. AND SUBSIDIARY as of August 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



                            MERDINGER, FRUCHTER, ROSEN & CORSO, P.C
                            Certified Public Accountants


New York, New York
September 16, 1996

                     CHENIERE ENERGY, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEET
                                AUGUST 31, 1996


    ASSETS
CURRENT ASSETS
  Cash                                                     $ 1,093,180
  Prepaid Expenses                                               4,800
                                                           -----------

  TOTAL CURRENT ASSETS                                       1,097,980
                                                           -----------

PROPERTY AND EQUIPMENT, NET                                     46,830
                                                           -----------

OTHER ASSETS
  Investment                                                 4,000,000
  Security Deposit                                                 500
                                                           -----------

  TOTAL OTHER ASSETS                                         4,000,500
                                                           -----------

  TOTAL ASSETS                                             $ 5,145,310
                                                           ===========


    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts Payable                                         $   275,975
  Accrued Expenses and Taxes Payable                            16,929
  Loans Payable                                                425,000
  Advance from Officers                                            961
                                                           -----------

    TOTAL LIABILITIES                                          718,855
                                                           -----------

STOCKHOLDERS' EQUITY
  Common Stock--$.003 Par Value
   Authorized 20,000,000 shares;
   9,931,767 Issued and Outstanding                             29,795
  Preferred Stock - Authorized
   1,000,000 shares; None Issued
   and Outstanding.                                                 --
  Additional Paid-in-Capital                                 5,626,840
  Retained Deficit                                          (1,230,180)
                                                           -----------

   TOTAL STOCKHOLDERS' EQUITY                                4,426,455
                                                           -----------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $ 5,145,310
                                                           ===========

The accompanying notes are an integral part of the financial statements.

                     CHENIERE ENERGY, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED AUGUST 31, 1996



Revenue                                                  $       --

General and Administrative Expenses                          73,814
Interest Expense                                              7,083
                                                         ----------


Loss from Operations Before Other Income                    (80,897)

Interest Income                                               1,800
                                                         ----------

Loss From Continuing Operations Before Income Taxes         (79,097)

Provision for Income Taxes                                       --
                                                          ----------

Loss From Continuing Operations                             (79,097)
                                                          ----------

Discontinued Operations

  Loss From operations of discontinued
  business (less applicable income taxes
  of $0)                                                   (149,080)

  Loss on disposal of business (less
  applicable income taxes of $0)                            (58,642)
                                                          ----------

  Loss From Discontinued Operations                        (207,722)
                                                           ---------

Net Loss                                                 $ (286,819)
                                                          ==========

Loss Per Share                                           $     (.03)
                                                          ==========


The accompanying notes are an integral part of the financial statements.

                     CHENIERE ENERGY, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED AUGUST 31, 1996



                                        Common Stock         Additional                     Notes          Total
                                 -------------------------    Paid-In       Retained      Receivable    Stockholders'
                                    Shares        Amount      Capital       Deficit      Stockholders      Equity
                                 -------------  ----------  ------------  ------------  --------------  ------------

Balance - September 1, 1995         1,558,947   $ 133,654    $  992,831   $(  943,361)       $(46,674)   $  136,450

Sales of Shares - Prior to
  Reorganization                      244,512      13,750       123,750             -               -       137,500

Exchange of Shares - Due to
  Reverse Split                    (1,202,514)   (145,601)      145,601             -               -             -

Sale of Shares - At Time of
  and  Subsequent to the
  Reorganization                    9,330,822      27,992     5,087,011             -               -     5,115,003

Expenses Related
  to Offering                               -           -    (  609,451)            -               -   (   609,451)

Repayment of Receivable                     -           -             -             -          16,439        16,439

Distribution of Net Assets                  -           -    (  112,902)            -          30,235   (    82,667)

Net Loss                                    -           -             -   (   286,819)              -   (   286,819)
                                 ------------   ---------    ----------   -----------   -------------    ----------

Balance - August 31, 1996           9,931,767   $  29,795    $5,626,840   $(1,230,180)  $           -    $4,426,455
                                 ============   =========    ==========   ===========   =============    ==========




          The accompanying notes are an integral part of this report.

                     CHENIERE ENERGY, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED AUGUST 31, 1996

CASH FLOWS FROM OPERATING ACTIVITIES
  Net Loss                                             $  (286,819)
  Adjustments to Reconcile Net Loss to
   Net Cash Provided by Operating Activities:
  Depreciation                                               4,503
  (Increase) in Accounts Receivable                         (5,600)
  (Increase) in Prepaid Expenses                            (4,800)
  Decrease in Inventory                                      2,700
  (Increase) in Security Deposit                              (500)
  Decrease in Other Assets                                   2,122
  Increase in Accounts Payable                             279,514
  (Decrease) in Accrued Expenses and Taxes Payable          11,949
  Increase in Advance from Officers                            961
                                                       -----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                    4,030
                                                       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of Furniture, Fixtures and Equipment            (50,999)
  Investment                                            (4,000,000)
                                                       -----------

NET CASH USED BY INVESTING ACTIVITIES                   (4,050,999)
                                                       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of Common Stock                                   5,252,503
  Offering Costs                                          (609,451)
  Proceeds of Loan                                         425,000
  Notes Receivable                                          16,439
  Notes Payable                                             (7,519)
  Distribution                                             (50,957)
                                                       -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                5,026,015
                                                       -----------

NET INCREASE IN CASH                                       979,046

CASH - BEGINNING OF PERIOD                                 114,134
                                                       -----------

CASH - AUGUST 31, 1996                                 $ 1,093,180
                                                       ===========

The accompanying notes are an integral part of the financial statements.

                      CHENIERE ENERGY, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                       FOR THE YEAR ENDED AUGUST 31, 1996



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid for interest       $        -
     Cash paid for income taxes   $        -

SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION:

During the year, the Company distributed the assets and liabilities of its discontinued operations. The net noncash distribution was $61,945.



The accompanying notes are an integral part of the financial statements.

                     CHENIERE ENERGY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                AUGUST 31, 1996

NOTE 1 - NATURE OF OPERATIONS

 Cheniere Energy, Inc., a holding company ("Cheniere," together with Cheniere Operating (as defined below), the "Company"), is the owner of 100% of the outstanding common stock of Cheniere Energy Operating Co., Inc. ("Cheniere Operating"). Cheniere Operating is a Houston-based company formed for the purpose of oil and gas exploration and exploitation. The Company is currently involved in a joint exploration program which is engaged in the exploration for oil and natural gas along the Gulf Coast of Louisiana, onshore and in the shallow waters of the Gulf of Mexico. The Company commenced its oil and gas activities through such joint program in April 1996.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Consolidation
 ----------------------

 The consolidated financial statements include the accounts of Cheniere Energy, Inc. and its 100% owned subsidiary, Cheniere Energy Operating Co., Inc. Accordingly, all references herein to Cheniere Energy, Inc. or the "Company" include the consolidated results of its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Property and Equipment
 ----------------------

 Property and equipment are recorded at cost. Repairs and maintenance costs are charged to operations as incurred. Depreciation is computed using the straight line method calculated to amortize the cost of assets over their estimated useful lives, generally seven years. Upon retirement or other disposition of property and equipment the cost and related depreciation will be removed from the accounts and the resulting gains or losses recorded.

 Concentration of Credit Risk
 ----------------------------

 The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances exceed FDIC insured levels at various times during the year.

 Cash Equivalents
 ----------------

 The Company classifies all investments with original maturities of three months or less as cash equivalents.

 Income Taxes
 ------------

 Income taxes are provided for based on the liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

                      CHENIERE ENERGY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                AUGUST 31, 1996

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Use of Estimates
 ----------------

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3- PROPERTY AND EQUIPMENT

 Property and equipment at August 31, 1996 consist of the following:

 Furniture and Fixtures                          $26,006
 Office Equipment                                 24,427
                                                 -------
                                                  50,433
 Less Accumulated Depreciation                     3,603
                                                 -------
 Property and Equipment - Net                    $46,830
                                                 =======

NOTE 4 - REORGANIZATION
         --------------

 On July 3, 1996 Cheniere Operating consummated the transactions (the "Reorganization") contemplated in the Agreement and Plan or Reorganization (the "Reorganization Agreement") dated April 16, 1996 between Cheniere Operating and Bexy Communications, Inc., a publicly held Delaware corporation ("Bexy").
 Under the terms of the Reorganization Agreement, Bexy transferred its existing assets and liabilities to Mar Ventures, Inc., its wholly-owned subsidiary ("Mar Ventures"), Bexy received 100% of the outstanding shares of Cheniere Operating and the former shareholders of Cheniere Operating received approximately 8.3 million newly issued shares of Bexy common stock, representing 93% of the then issued and outstanding Bexy shares. Immediately following the Reorganization, the Original Bexy Stockholders held the remaining 7% of the outstanding Bexy stock. In accordance with the terms of the Reorganization Agreement, Bexy changed its name to Cheniere Energy, Inc. Subsequently, the Company distributed the outstanding capital stock of Mar Ventures to the original holders of Bexy common stock.

NOTE 5 - INVESTMENT IN JOINT VENTURE
         ---------------------------

 The Company has entered into a joint exploration program pursuant to an Exploration Agreement between the Company and Zydeco Exploration, Inc. ("Zydeco"), an operating subsidiary of Zydeco Energy, Inc. (the "Exploration Agreement"), with regard to a new proprietary 3-D seismic exploration project in southern Louisiana (the "3-D Joint Venture"). The Company has the right to earn up to a 50% participation in the 3-D Joint Venture. The Company believes that the 3-D seismic survey (the "Survey") is the first of its size within the Transition Zone of Louisiana, an area extending a few miles on either side of the Louisiana State coastline.

                      CHENIERE ENERGY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                AUGUST 31, 1996



NOTE 5 - INVESTMENT IN JOINT VENTURE (CONTINUED)
         ---------------------------------------

 The Survey is to be conducted over certain areas located within a total area of approximately 255 square miles running 5 miles south and generally 3 to 5 miles north of the coastline in the most westerly 28 miles of West Cameron Parish, Louisiana (the "Survey AMI"). The 3-D Joint Venture does not currently have rights to survey the entire Survey AMI and the extent of the Survey AMI which the 3-D Joint Venture will be entitled to survey is dependent upon its ability to obtain survey permits and similar rights. Currently, the 3-D Joint Venture has permits and similar rights to survey approximately 67% of the Survey AMI and is attempting to acquire rights to Survey additional portions of the Survey AMI. There is no assurance that the 3-D Joint Venture will successfully obtain rights to survey additional portions of the Survey AMI, nor that it will be successful in acquiring farmouts, lease options (other than those already obtained), leases, or other rights to explore or recover oil and gas.

 Under the terms of the Exploration Agreement, the Company is required to make monthly payments to the 3-D Joint Venture aggregating, at least, $13 million. The Company's potential participation in the 3-D Joint Venture could be significantly reduced in the event of a failure by the Company to make such required monthly payments when due.

NOTE 6 - NOTES PAYABLE
         -------------

 In June 1996, Cheniere Operating borrowed $425,000 through a private placement of short term promissory notes with an initial interest rate of 8% (the "Notes"). The Notes are due on September 14, 1996 (the "Maturity Date"). In connection with the placement of the Notes, Cheniere Operating issued warrants, which, following the Reorganization, were exchanged for an aggregate of 141,666 and 2/3 warrants to purchase shares of the Common Stock, to the holders of the Notes (the "Noteholders"), each of which warrants entitles the holder to purchase one share of the Common Stock at an exercise price of $3.00 per share at any time on or before June 14, 1999. A failure by the Company to pay all amounts due and payable under the Notes by the Maturity date constitutes an event of default thereunder. In such an event of default, the interest rate applicable to any outstanding Notes would increase to 13%. In addition, the holders of such outstanding Notes would be entitled to receive up to an aggregate of 42,500 additional warrants (on similar terms) for each month, or partial month, any amounts remain due and payable following the Maturity date, up to a maximum aggregate number of 170,000 such additional warrants. The proceeds from the placement of the Notes were applied toward professional expenses and used for working capital.

NOTE 7-  INCOME TAXES
         ------------

 At August 31, 1996, the Company had net carryforward losses of approximately $1,020,000. A valuation allowance equal to the tax benefit for deferred taxes has been established due to the uncertainty of realizing the benefit of the tax carryforward.

                      CHENIERE ENERGY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                AUGUST 31, 1996



NOTE 7- INCOME TAXES (CONTINUED)
        -----------------------

 Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at August 31, 1996 are as follows:

 Deferred Tax Assets
  Loss Carryforwards                         $  347,000

 Less:  Valuation Allowance                    (347,000)
                                             ----------

 Net Deferred Tax Assets                     $        -
                                             ==========

 Net operating loss carryforwards expire starting in 2006 through 2011. Per year availability is subject to change of ownership limitations under Internal Revenue Code Section 382.

NOTE 8 - WARRANTS
         --------

 The Company has issued and outstanding certain warrants described herein.

 The Company has issued and outstanding 141,666 and 2/3 warrants (collectively, the "June Warrants"), each of which entitles the registered holder thereof to purchase one share of Common Stock. The June Warrants are exercisable at any time on or before June 14, 1999, at an exercise price of $3.00 per share (subject to customary anti-dilution adjustments). The June Warrants were originally issued by Cheniere Operating and were converted to warrants of Cheniere following the Reorganization. The June Warrants were issued to a group of 11 investors in connection with a private placement of unsecured promissory notes of Cheniere Operating in the aggregate principal amount of $425,000. The notes mature on September 14, 1996 (the "Maturity Date"). In the event that the Company fails to pay all amounts due and payable under the Notes by the Maturity Date, in addition to an increase in the applicable interest rate, the holders of any outstanding Notes would be entitled to receive up to an aggregate of 42,500 additional warrants (on similar terms) for each month, or partial month, any amounts remain due and payable following the Maturity Date, up to a maximum aggregate number of 170,000 such additional warrants.

 In consideration of certain investment advisory and other services to the Company, pursuant to warrant agreements each dated as of August 21, 1996, the Company issued warrants to purchase 13,600 and 54,400 shares of Common Stock, (collectively the "Adviser Warrants"). The Adviser Warrants are exercisable at any time on or before May 15, 1999 at an exercise price of $3.00 per share (subject to customary anti-dilution adjustments).

                      CHENIERE ENERGY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                AUGUST 31, 1996

NOTE 8- WARRANTS (CONTINUED)
        --------------------

 In connection with the July and August 1996 placement of 508,400 shares of Common Stock, the Company agreed to issue warrants to purchase 12,500 shares of Common Stock to one of two distributors who placed the shares. Such warrants are exercisable on or before the second anniversary of the sale of the shares of Common Stock at an exercise price of $3.125 per share (subject to customary anti-dilution adjustments).

 In late August 1996, the Company sold 100,000 units, each such unit consisting of 5 shares of Common Stock and a warrant to purchase one share of Common Stock. Each such warrant is exercisable on or before September 1, 1999 at an exercise price of $3.125 per share (subject to customary anti-dilution adjustments).

 The Warrants do not confer upon the holders thereof any voting or other rights of a stockholder of the Company.

NOTE 9- STOCK OPTIONS
        -------------

 The Company has granted certain options to purchase shares of Common Stock to 2 executives. Such options aggregate 300,000 shares at an exercise price of $3.00 per share. The options vest and are exercisable as follows:

 1) 75,000 options vest and become exercisable on June 1, 1997 and expire June 1, 2001.

 2) 75,000 options vest and become exercisable on June 1, 1998 and expire June 1, 2001.

 3) 150,000 options vest and become exercisable in equal annual installments of 25% each on the first through fourth anniversary of July 16, 1996 and expire July 16, 2001.

 In addition, the Company has granted options to the former President of the
 Company.  The holder   has the option to acquire 19,444 and 2/3 shares of
 Common Stock at an exercise price of $1.80 per share. The options expire November 11, 2003.

NOTE 10- COMMON STOCK RESERVED
         ---------------------

 The Company has reserved 322,166 and 2/3 share of Common Stock for insurance upon the exercise of outstanding warrants (See Note 8).

 The Company has reserved 319,444 and 2/3 shares of Common Shares for insurance upon the exercise of outstanding options (See Note 9).

                      CHENIERE ENERGY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                AUGUST 31, 1996



NOTE 11- DISCONTINUED OPERATIONS
         -----------------------

 As of March 1, 1996, the Company decided to discontinue its then present operations in the television productions and health information business. The assets and liabilities relating to the discontinued operations were distributed on July 3, 1996. No assets or liabilities from the discontinued operations are included in the consolidated balance sheet as of August 31, 1996.

 Revenues, related losses and income tax benefit associated with the discontinued business are as follows:

 For the period September 1, 1995 to February 29, 1996:

     Revenue                                   $  42,258
                                               =========

     Loss From Operations (Net of Income
     Tax Benefit of $0)                        $(149,080)
                                               =========

 For the period March 1, 1996 to July 3, 1996:

     Revenue                                   $   7,500
                                               =========

     Loss on Disposal (Net of Income tax
     Benefit of $0)                            $ (58,642)
                                               =========

 The Loss on Disposal consists of the loss from operations during the period of disposal.

NOTE 12- COMMITMENTS AND CONTINGENCIES
         -----------------------------

 1) The Company subleases its Houston, Texas headquarters from Zydeco under a month-to-month sublease.

 2) On July 26, 1996, the Company signed a Letter of Intent with Poseidon Petroleum, LLC ("Poseidon") to purchase Poseidon's 47% working interest in undeveloped reserves in the Bonito unit of the Pacific Outer Continental Shelf, offshore Santa Barbara County, California. The parties are conducting due diligence and are negotiating a definitive purchase and sale agreement and related documentation. The transactions contemplated in the Letter of Intent may be terminated by either party upon the occurrence of certain events and there can be no assurance that the Company will successfully consummate such transactions. Moreover, if such transactions are consummated, the Company expects that development of the reserves will not occur for at least five years. There can be no assurance that the Company will successfully develop the reserves or that the reserves will yield sufficient quantities of oil and gas to be economically viable.

                      CHENIERE ENERGY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                AUGUST 31, 1996



NOTE 13 - SUBSEQUENT EVENTS
          -----------------

 Effective as of September 14, 1996, certain of the note holders described in
 Note 6 converted their notes into common stock at a price of $2 per share. As a result, 105,000 shares were issued to retire $210,000 of notes.

 In addition, an individual note holder has purchased the promissory notes of the remaining note holders. The holder thus holds notes totaling $215,000. As per the terms of the notes, the interest rate on these outstanding notes has increased to 13% per annum, effective September 14, 1996. The holder of the notes is also entitled to receive up to an aggregate of 21,500 additional warrants (as described in Note 6) for each month, or partial month, any amounts remain due and payable after September 14, 1996, up to a maximum aggregate number of 86,000 such additional warrants.

                           BEXY COMMUNICATIONS INC.
                    CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                    MAY 31,

ASSETS                                                                          1996         1995
                                                                            ------------  ----------
  Cash                                                                      $    63,541   $  78,397
  Accounts Receivable                                                            68,800      63,620
  Program Inventory, Net                                                         52,756     511,244
  Furniture and Fixtures, (Net of Accumulated Depreciation of $3,464 and            622       1,258
   $2,262)
  Other Assets                                                                    4,600      12,121
                                                                            -----------   ---------

    Total Assets                                                            $   190,319   $ 666,640
                                                                            ===========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY LIABILITIES
  Accounts Payable and Accrued Expenses                                          39,849   $  64,502
  Accrued Interest Expense to Related Party                                      37,209      38,924
  Note Payable                                                                        -     180,000
  Note Payable to Related Party                                                       -      76,219
  Deposits                                                                        2,000       2,000
  Deferred Income                                                                16,000           -
                                                                            -----------   ---------

    Total Liabilities                                                            95,058     361,648
                                                                            -----------   ---------

STOCKHOLDERS' EQUITY
  Common Stock, Par Value $.01, 25,000,000
  Shares Authorized, 1,803,459 and 1,490,951 Shares
  Issued and Outstanding                                                        147,404     130,289
  Contributed Capital                                                         1,116,581     915,828
  Accumulated Deficit                                                        (1,138,489)   (659,910)
                                                                            -----------   ---------
  Notes Receivable from Stockholders                                         (   30,235)   ( 81,212)
                                                                            -----------   ---------

    Total Stockholders' Equity                                                   95,261     304,995
                                                                            -----------   ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $   190,319   $ 666,640
                                                                            ===========   =========

                           BEXY COMMUNICATIONS INC.
               CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)


                                                       For the                       For the
                                                  Three Months Ended            Nine Months Ended
                                             May 31, 1996   May 31, 1995   May 31, 1996   May 31, 1995
                                             -------------  -------------  -------------  -------------
REVENUE                                        $    7,500     $   45,689     $   49,758     $  101,867

  Cost of Programs and
    Distribution Fees                               3,826         40,852         29,071        125,514
                                               ----------     ----------     ----------     ----------
                                                    3,674          4,837         20,687      (  23,647)
                                               ----------     ----------     ----------     ----------
EXPENSES:
  Advertising                                       2,042              -         10,101            225
  Salaries                                              -          2,739              -          8,216
  Consulting Fees to Majority Shareholder          21,000              -         59,500              -
  General and Administrative                       10,116         11,510        100,545         43,574
  Depreciation                                        300            302            900            906
  Interest                                              -          1,718              -          6,328

  Professional Fees                                13,158          1,811         35,144          6,066
  Rent                                              3,645         10,406         11,443         26,381
                                               ----------     ----------     ----------     ----------

    Total Expenses                                 50,261         28,486        217,633         91,696
                                               ----------     ----------     ----------     ----------

  Other Income                                        540              -          1,819          4,162
                                               ----------     ----------     ----------     ----------
  Net Loss                                      (  46,047)       (23,649)     ( 195,127)     ( 111,181)
                                               ----------     ----------     ----------     ----------
  Net Loss per Share                           (      .02)    (      .02)    (      .10)    (      .08)
                                               ==========     ==========     ==========     ==========

  Weighted Average Number of Shares             1,803,459      1,455,950      1,681,203      1,450,450
   Outstanding

                           BEXY COMMUNICATIONS INC.
               CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
                   FOR THE NINE MONTH PERIODS ENDED MAY 31,

                                                         1996            1995
                                                     -------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                            $(  195,127)    $(  111,181)
  Adjustments to Reconcile Net Loss to
    Net Cash (Used By) Operating Activities:
    Amortization of Film Costs                              2,700          58,255
    Depreciation                                              900             906
  Changes in Operating Assets and Liabilities:
    Accounts Receivable                                (    5,600)     (   28,420)
    Other Assets                                            2,122               -
    Accounts Payable and Accrued Expenses                   3,539          19,962
    Accrued Interest Expense                           (    4,981)          6,328
                                                       ----------     -----------

     Net Cash (Used By) Operating Activities           (  196,447)     (   54,150)
                                                       ----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of Furniture and Fixtures                   (      566)              -
  Net Change in Notes Receivable                           16,439          51,788
                                                       ----------     -----------
    Net Cash Provided By Investing Activities              15,738          51,788
                                                       ----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of Common Stock                                    137,500         130,976
  Repayment of Note Payable                                     -      (    5,000)
  Net Repayment to Related Party                       (    7,519)     (   51,781)
                                                       ----------     -----------
    Net Cash Provided by Financing Activities             129,981          74,186
                                                       ----------     -----------

Net (Decrease) Increase in Cash                       (    50,593)         71,824

CASH - BEGINNING OF YEAR                                  114,134           6,573
                                                       ----------     -----------

CASH - END OF YEAR                                     $   63,541     $    78,397
                                                       ==========     ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

  Cash Paid for Interest                               $    4,983   $
                                                       ==========   ===========
  Cash Paid for Income Taxes                           $            $     1,221
                                                       ==========   ===========

                           BEXY COMMUNICATIONS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MAY 31, 1996



     NOTE 1 - The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Certain reclassifications have been made to the prior period to conform to the current periods presentation.

         The financial statements include the Company's wholly owned subsidiary, MAR Ventures Inc., a Delaware Corporation, which acquired substantially all of the assets and liabilities of the Company on April 16, 1996.

         For further information refer to the financial statements and footnotes included in the Registrant's Annual Report on Form 10-KSB for the year ended August 31, 1995, which indicated a going concern report as to the Company's ability to continue in existence.

         The Results of Operations for any interim period are not necessarily indicative of the results to be expected for the full fiscal year ended August 31, 1996.

         Unclassified Balance Sheet - In accordance with the provisions of SFAS No. 53, the Company has elected to present an unclassified balance sheet.

         Per Share Information - Net loss per share for the periods presented is computed on the basis of the weighted average common shares outstanding.

     NOTE 2 -  GENERAL AND ADMINISTRATIVE EXPENSES

         The Company has expended approximately $46,000 through May 31, 1996 to fund certain start-up costs of a company owned by the Company's majority shareholder. In exchange for funding the start-up costs, the majority shareholder granted the Company an option to purchase the Company for $50,000, which was terminated on April 16, 1996.

     NOTE 3 -  SUBSEQUENT EVENTS

         On July 3, 1996, a date subsequent to the balance sheet date, the shareholders approved a plan which transferred the assets and liabilities to a new subsidiary, MAR Ventures Inc. and which changed the Company's business from the television production and health information business to the business of oil and gas exploration.

         As part of the reorganization, the Company issued new shares of its stock in exchange for all of the stock of Cheniere Energy Operating Co., Inc. resulting in a change in control of the Company and distribution of the shares of MAR Ventures Inc. to its existing shareholders. MAR Ventures Inc. assumes the Company's liabilities, including its obligations under the reorganization agreement.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
   Bexy Communications, Inc.:

We have audited the accompanying balance sheet of Bexy Communications, Inc. (the "Company") as of August 31, 1995. We have also audited the statements of operations, shareholders' equity and of cash flows for the two years ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at August 31, 1995, and the results of its operations and its cash flows for each of the two years ended August 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



FARBER & HASS

November 9, 1995

BEXY COMMUNICATIONS, INC.


BALANCE SHEET
AUGUST 31, 1995
---------------

     ASSETS

     CASH                                                 $114,134
     ACCOUNTS RECEIVABLE                                    63,200
     PROGRAM INVENTORY, Net                                 55,456
     FURNITURE AND FIXTURES - Net of accumulated
       depreciation of $2,564                                  956

     OTHER ASSETS                                            6,722
                                                          --------

     TOTAL ASSETS                                         $240,468
                                                          ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES:
     Accounts payable and accrued expenses                $ 36,310
     Accrued interest to related party                      42,189
     Note payable to related party                           7,519
     Deposits                                                2,000
     Deferred income                                        16,000
                                                         ---------
     Total liabilities                                     104,018
                                                         ---------

     COMMITMENTS AND CONTINGENCIES

     SHAREHOLDERS' EQUITY:
     Common stock, par value - $.01, 25,000,000 shares
       authorized, 1,558,947 issued and outstanding        133,654
     Contributed capital                                   992,831
     Accumulated deficit                                  (943,361)
     Notes receivable from shareholders                    (46,674)
                                                         ---------
     Total shareholders' equity                            136,450
                                                         ---------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $ 240,468
                                                         =========

     See accompanying notes to financial statements.

BEXY COMMUNICATIONS, INC.

STATEMENTS OF OPERATIONS
FOR THE TWO YEARS ENDED AUGUST 31, 1995
---------------------------------------

                                                   1995        1994
                                                ----------  ----------

     REVENUES                                   $ 125,654   $ 130,228
                                                ---------   ---------

     COST OF PROGRAMS AND DISTRIBUTION FEES:
     Amortization of film costs                   254,044     122,630
     Distribution fees                             63,087      52,036
                                                ---------   ---------
     Total cost of programs
       and distribution fees                      317,131     174,666
                                                ---------   ---------

     EXPENSES:
     Advertising                                    2,300      22,552
     General and administrative                    65,227      54,227
     Depreciation                                   1,208         850
     Interest                                       9,593      10,167
     Professional fees                            108,315      60,105
     Rent                                          16,513      21,281
                                                ---------   ---------
     Total expenses                               203,156     169,182
                                                ---------   ---------

     NET LOSS                                   $(394,633)  $(213,620)
                                                =========   =========

     NET LOSS PER SHARE                         $    (.27)  $    (.17)
                                                =========   =========

     See accompanying notes to financial statements.

     BEXY COMMUNICATIONS, INC.


     STATEMENTS OF SHAREHOLDERS' EQUITY
     FOR THE TWO YEARS ENDED AUGUST 31, 1995
     --------------------------------------------------------------------

                                        COMMON STOCK                                               NOTES            TOTAL
                              ------------------------------                                     RECEIVABLE         SHARE-
                                 SHARES                          CONTRIBUTED     ACCUMULATED        FROM           HOLDER'S
                               OUTSTANDING         AMOUNT          CAPITAL        DEFICIT       SHAREHOLDERS        EQUITY
                              -------------      -----------     -----------     ----------     -------------     ----------

     BALANCE,
       SEPTEMBER 1, 1993         7,164,333          $126,970        $502,575     $(335,108)                       $ 294,437
     ONE-FOR-SIX REVERSE
       STOCK SPLIT              (5,970,277)
     SALE OF SHARES                120,833             1,208         181,767                       $(153,000)        29,975
     ISSUANCE OF SHARES
       FOR SERVICES                 45,062               451          12,179                                         12,630
     CONSTRUCTIVE ISSUANCE
       OF SHARES RELATING
       TO THE PURCHASE OF
        PROGRAM INVENTORY           50,000               500          89,500                                         90,000
     REPAYMENT ON NOTES
       RECEIVABLE                                                                                     20,000         20,000
     NET LOSS                                                                     (213,620)                        (213,620)
                                ----------          --------        --------     ---------         ---------      ---------
     BALANCE,
       AUGUST 31, 1994           1,409,951           129,129         786,021      (548,728)         (133,000)       233,422

                                                                     (Continued)

     BEXY COMMUNICATIONS, INC.

     FOR THE TWO YEARS ENDED AUGUST 31, 1995
     ----------------------------------------------------------------------

                                    COMMON STOCK                                                 NOTES            TOTAL
                            ------------------------------                                     RECEIVABLE         SHARE-
                               SHARES                          CONTRIBUTED     ACCUMULATED        FROM           HOLDER'S
                             OUTSTANDING         AMOUNT          CAPITAL        DEFICIT       SHAREHOLDERS        EQUITY
                            -------------      -----------     -----------     ----------     -------------     ----------
     BALANCE,
       AUGUST 31, 1994        1,409,951          129,129        786,021       (548,728)         (133,000)         233,422
     CANCELLATION OF
       CONSTRUCTIVE
       ISSUANCE                 (50,000)            (500)       (89,500)                                          (90,000)
     SALE OF SHARES             151,000            4,573        231,393                                           235,966
     ISSUANCE OF SHARES
       FOR SERVICES              45,168              452         64,917                                            65,369
     REPAYMENT ON NOTES
       RECEIVABLE                                                                                 86,326           86,326
     ISSUANCE OF SHARES
       FOR ROUNDING               2,828
     NET LOSS                                                                 (394,633)                          (394,633)
                              ---------         --------       --------      ---------       -----------        ---------
     BALANCE,
       AUGUST 31, 1995        1,558,947         $133,654       $992,831      $(943,361)        $ (46,674)       $ 136,450
                              =========         ========       ========      =========       ============       =========

     See notes to financial statements.

     BEXY COMMUNICATIONS, INC.


     STATEMENTS OF CASH FLOWS
     FOR THE TWO YEARS ENDED AUGUST 31, 1995
     -------------------------------------------------

                                                     1995        1994
                                                  ----------  ----------

     CASH FLOWS FROM OPERATING
       ACTIVITIES:
     Net loss                                     $(394,633)  $(213,620)
     Adjustments to reconcile net loss to
       net cash used by operating activities:
      Depreciation                                    1,208         850
       Amortization of film costs                   239,044     122,630
       Issuance of stock for services                65,369      12,630
       Write-off of investment                       10,000
       Changes in operating assets and
        liabilities:
       Increase in accounts receivable              (28,000)    (22,151)
       Decrease in program inventory                              3,083
       Increase in other assets                      (4,601)     (2,121)
       Decrease in accounts payable
        and accrued expenses                         (8,230)    (24,149)
       Increase in deferred income                   16,000
       Increase in accrued interest expense           9,593      10,030
        Increase in deposits                                      2,000
                                                  ---------   ---------
     Net cash used by operating activities          (94,250)   (110,818)
                                                  ---------   ---------

     CASH FLOWS FROM INVESTING ACTIVITIES -
       Capital expenditures                                      (2,577)
                                                  ---------   ---------

     CASH FLOWS FROM FINANCING ACTIVITIES:
     Repayment on note payable                                   (2,038)
     Borrowings from related party                   34,519      38,000
     Repayments to related party                   (155,000)
     Sale of common stock                           189,292      49,975
     Collections on note receivable                 133,000
                                                  ---------   ---------
     Net cash provided by financing activities      201,811      85,937
                                                  ---------   ---------

     NET INCREASE (DECREASE) IN CASH                107,561     (27,458)

     CASH, BEGINNING OF PERIOD                        6,573      34,031
                                                  ---------   ---------

     CASH, END OF PERIOD                          $ 114,134   $   6,573
                                                  =========   =========

                                                                     (Continued)

     BEXY COMMUNICATIONS, INC.

     FOR THE TWO YEARS ENDED AUGUST 31, 1995
     --------------------------------------------------

                                                            1995       1994
                                                            ----       ----


     SUPPLEMENTAL DISCLOSURE OF CASH FLOW
       INFORMATION:
     Cash paid for interest                                  $ -0-     $ -0-
     Cash paid for income taxes                              $1,566    $  800


     SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION:

     During 1995, the Company reduced the carrying value of its program inventory by $235,500 in order to reflect a lower of cost or market valuation on certain program inventory. In addition, the Company wrote-off its investment ($10,000) in the "Victims" television series.

     During 1994, the Company issued a note payable amounting to $185,000 and common stock amounting to $90,000 for the acquisition of a program series entitled "Feelin' Great". During 1995, the Company negotiated with the seller to cancel the acquisition and the related debt and common stock. The program was returned to the seller.

     During 1995, the Company issued shares of common stock in exchange for notes receivable totalling $46,674. In addition, the Company issued 45,168 shares of common stock in exchange for services.


     See accompanying notes to financial statements.

     BEXY COMMUNICATIONS, INC.


     NOTES TO FINANCIAL STATEMENTS
     ---------------------------------------------------

     1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          GENERAL INFORMATION - Bexy Communications, Inc. (the "Company") was incorporated under the laws of the State of Delaware. The Company is engaged in the production and distribution of television programming, focusing on health information for the general public through print and electronic media that entertains as well as informs.

          Effective July 18, 1994, the Company approved a one-for-six reverse split of its outstanding common stock.

          GOING CONCERN - The Company experienced significant operating losses for the fiscal years ended August 31, 1995 and 1994. The financial statements have been prepared assuming the Company will continue to operate as a going concern which contemplates the realization of assets and the settlement of liabilities in the normal course of business. No adjustment has been made to the recorded amount of assets or the recorded amount or classification of liabilities which would be required if the Company were unable to continue its operations. As discussed in Note 6, management has developed an operating plan which they believe will generate sufficient cash to meet its obligations in the normal course of business.

          UNCLASSIFIED BALANCE SHEET - In accordance with the provisions of SFAS No. 53, the Company has elected to present an unclassified balance sheet.

          CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company has substantially all of its cash on deposit in one financial institution. The Company routinely assesses the financial strength of its customers and normally does not require collateral to support customer receivables. At August 31, 1995, the Company had four customers which accounted for approximately 81% of trade accounts receivable.

          FURNITURE AND FIXTURES - Furniture and fixtures are recorded at cost and depreciated over an estimated useful life of 3 years using the straight-line method.

          LICENSE AGREEMENTS - Revenue from television licensing agreements and the related film costs are recognized upon the execution of a licensing agreement, provided certain conditions have been met, including availability of the film for broadcast.

          PROGRAM INVENTORY - Program inventory is stated at the lower of cost or estimated net realizable value, determined on a film-by-film basis. Film costs include production, print and pre-release costs. These costs are amortized in the ratio of the current year's gross revenue to management's estimate of remaining gross revenues from all sources on an individual film basis.

          The Company continually evaluates the carrying value of its program inventory. Based on the lower than forecasted revenues of its film library experienced in 1995 and current projections indicating a continued decline in film revenues, the Company re-evaluated the future market value of its program inventory in the fourth quarter and recorded a write-down to reflect its value at the lower of cost or market. The adjustment totalled $235,500 and was recorded in amortization of film costs.

          GENERAL AND ADMINISTRATIVE EXPENSES - The Company has expended approximately $12,000 through August 31, 1995 and an additional $24,000 through November 9, 1995 to fund certain start-up costs of a company owned by the

          Company's majority shareholder. In exchange for funding the start-up costs, the majority shareholder has granted the Company an option to purchase the company for $50,000.

          INCOME TAXES - The Company accounts for its income taxes in accordance with the provisions of Statement of Financial Accounting Standards 109 ("SFAS 109"). The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

          The Company has net operating loss carryforwards of approximately $740,000 and $269,000 available to offset future Federal and California taxable income, respectively. Such loss carryforwards expire starting in 2006 through 2008.

          PER SHARE INFORMATION - Net loss per share for the years presented is computed on the basis of the weighted average common shares outstanding. The number of shares used in the computation was 1,459,365 for the year ended August 31, 1995 and 1,256,444 for the year ended August 31, 1994.




     2.   PROGRAM INVENTORY

          At August 31, 1995, the program inventory consisted of the following:

          "Heartstoppers...Horror At The Movies"
          A two-hour television program hosted by
          George Hamilton                                                         $ 416,636

          "Christmas at the Movies" - A one-hour
          television program hosted by Gene Kelly                                   106,000

          "It's A Wonderful Life - A Personal
          Remembrance" hosted by Frank Capra, Jr.                                    41,786
                                                                                  ---------

          Total                                                                     564,422
          Less:  accumulated amortization                                          (508,966)
                                                                                  ---------

          Program Inventory, Net                                                  $  55,456
                                                                                  =========

     3.   NOTE PAYABLE TO RELATED PARTY

          Through August 31, 1995, a Trust controlled by Buddy Young, an officer, director and majority shareholder of the Company, advanced funds to the Company for operating expenses and film productions. The advanced funds accrue interest at a rate of 8% per annum. The balance of the note totalling $7,519 and accrued interest of $42,189 are currently due and are collateralized by the program inventory.

     4.   STOCK OPTION PLANS

          In November 1993, the Company adopted a nonqualified stock option plan that covers certain key employees, consultants and directors as determined by the Board. The aggregate number of shares of common stock that may be issued pursuant to options under the plan will not exceed 416,666. Price and terms are determined at the discretion of the Board.

          On November 11, 1993, the Board of Directors granted options to the President and principal shareholder. Options to acquire 58,333 shares of the Company's common stock were granted at an exercise price of $.60 per share. All of the shares are currently exercisable and expire on November 11, 2003.

     5.   COMMITMENTS AND CONTINGENCIES

          The Company leases its primary office space under a one-year lease agreement expiring July 1996. Monthly rent on such lease is $1,150. The Company has an option to extend the lease for one year. Total rent expense for all operating leases for the years ended August 31, 1995 and 1994 was $16,513 and $22,945, respectively.

     6.   MANAGEMENT PLANS

          In fiscal 1995 and 1994, the Company generated net negative cash flows from operating activities of $94,250 and $110,818, respectively. Management expects that the forecasted sales and additional equity and debt financing will be adequate to finance the 1996 cash flow requirements. If the Company does not achieve the forecasted sales, the Company may have difficulty in continuing as a going concern. Management has developed alternative plans which include but are not limited to, merging with another company and obtaining additional financing sources.

     7.   SUBSEQUENT EVENT (UNAUDITED)

          In September 1995, the Company sold 85,000 shares of its common stock for a total of $93,500.

     INDEPENDENT AUDITORS' REPORT


     To the Board of Directors of
      Bexy Communications, Inc.:

     We have audited the accompanying balance sheet of Bexy Communications, Inc. (the "Company") as of August 31, 1994. We have also audited the statements of operations, shareholders' equity and of cash flows for the two years ended August 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at August 31, 1994, and the results of its operations and its cash flows for each of the two years ended August 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, effective September 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



     FARBER & HASS

     October 24, 1994

     BEXY COMMUNICATIONS, INC.


     BALANCE SHEET
     AUGUST 31, 1994
     ----------------------------------


     ASSETS

     CASH                                                     $  6,573

     ACCOUNTS RECEIVABLE                                        35,200

     PROGRAM INVENTORY, Net                                    569,500

     FURNITURE AND FIXTURES - Net of accumulated
       depreciation of $1,356                                    2,164

     OTHER ASSETS                                               12,121
                                                              --------

     TOTAL ASSETS                                             $625,558
                                                              ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES:

     Accounts payable and accrued expenses                    $ 44,540
     Accrued interest expense                                   32,596
     Note payable                                              185,000
     Note payable to related party                             128,000
     Deposits                                                    2,000
                                                              --------
     Total liabilities                                         392,136
                                                              --------

     COMMITMENTS AND CONTINGENCIES

     SHAREHOLDERS' EQUITY:
     Common stock (par value - $.01, 25,000,000 shares
       authorized, 1,409,951 issued and outstanding)           129,129
     Contributed capital                                       786,021
     Accumulated deficit                                      (548,728)
     Notes receivable from shareholders                       (133,000)
                                                             ---------
     Total shareholders' equity                                233,422
                                                             ---------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $ 625,558
                                                             =========


     See accompanying notes to financial statements.

     BEXY COMMUNICATIONS, INC.


     STATEMENTS OF OPERATIONS
     FOR THE TWO YEARS ENDED AUGUST 31, 1994
     -------------------------------------------------

                                                   1994        1993
                                                ----------  ----------

     REVENUES                                   $ 130,228   $ 317,946
                                                ---------   ---------

     COST OF PROGRAMS AND DISTRIBUTION FEES:
     Amortization of film costs                   122,630     147,292
     Distribution fees                             52,036     133,757
                                                ---------   ---------
     Total cost of programs
       and distribution fees                      174,666     281,049
                                                ---------   ---------

     EXPENSES:
     Advertising                                   22,552      27,083
     General and administrative                    54,227      44,457
     Depreciation                                     850         348
     Interest                                      10,167      18,992
     Professional fees                             60,105      62,209
     Rent                                          21,281      14,769
     Reserve on former employee advances                       98,015
                                                ---------   ---------
     Total expenses                               169,182     265,873
                                                ---------   ---------

     NET LOSS                                   $(213,620)  $(228,976)
                                                =========   =========

     Net loss per share                         $    (.17)  $    (.19)
                                                =========   =========


     See accompanying notes to financial statements.

     BEXY COMMUNICATIONS, INC.


     STATEMENTS OF SHAREHOLDERS' EQUITY
     FOR THE TWO YEARS ENDED AUGUST 31, 1994
     --------------------------------------------------------------

                                                 COMMON STOCK
                                             --------------------
                                            SHARES                   CONTRIBUTED   ACCUMULATED
                                         OUTSTANDING      AMOUNT       CAPITAL       DEFICIT
                                         ------------  ------------  ------------  ------------

     BALANCE, SEPTEMBER 1, 1992            7,164,333       $126,970                   (106,132)

     CAPITAL CONTRIBUTIONS                                           $   160,573

     CONVERSION OF RELATED PARTY DEBT
       AND ACCRUED INTEREST                                              342,002

     NET LOSS                                                                         (228,976)
                                         -----------   ------------  -----------   -----------

     BALANCE, AUGUST 31, 1993              7,164,333        126,970      502,575      (335,108)

     ONE-FOR-SIX REVERSE STOCK SPLIT      (5,970,277)

     SALE OF SHARES                          120,833          1,208      181,767

     ISSUANCE OF SHARES FOR SERVICES          45,062            451         12,179

     CONSTRUCTIVE ISSUANCE OF SHARES
       RELATING TO THE PURCHASE OF
       PROGRAM INVENTORY                      50,000            500       89,500

     NET LOSS                                                                         (213,620)
                                         -----------   ------------  -----------   -----------

     BALANCE, AUGUST 31, 1994              1,409,951       $129,129    $ 786,021     $(548,728)
                                         ===========   ============  ===========   ===========

     See notes to financial statements.

     BEXY COMMUNICATIONS, INC.


     STATEMENTS OF CASH FLOWS
     FOR THE TWO YEARS ENDED AUGUST 31, 1994
     --------------------------------------------

                                                     1994        1993
                                                  ----------  ----------

     CASH FLOWS FROM OPERATING
       ACTIVITIES:
     Net loss                                     $(213,620)  $(228,976)
     Adjustments to reconcile net loss to
       net cash used by operating activities:
       Depreciation                                     850         348
       Amortization of film costs                   122,630     147,292
       Issuance of stock for services                12,630
       Reserve for former employee receivables                   98,015
       Expenses paid by officer                                     420
       Changes in operating assets and
        liabilities:
       Increase in accounts receivable              (22,151)    (13,049)
       (Increase) decrease in program
        inventory                                     3,083    (488,857)
       Increase in other assets                      (2,121)     (6,451)
       Increase (decrease) in accounts
        payable and accrued expenses                (24,149)     91,255
       Decrease in cash overdraft                                (4,565)
       Increase (decrease) in accrued
        interest expense                             10,030      (3,994)
       Increase in deposits                           2,000
                                                  ---------
     Net cash used by operating activities         (110,818)   (408,562)
                                                  ---------   ---------

     CASH FLOWS FROM INVESTING ACTIVITIES -
       Capital expenditures                          (2,577)
                                                  ---------   ---------

     CASH FLOWS FROM FINANCING ACTIVITIES:
     Repayment on note payable                       (2,038)       (200)
     Borrowings from related party                   38,000     344,000
     Repayments to related party                                (61,780)
     Sale of common stock                            49,975
     Contributions to capital                                   160,573
                                                  ---------   ---------
     Net cash provided by financing activities       85,937     442,593
                                                  ---------   ---------

     NET INCREASE (DECREASE) IN CASH                (27,458)     34,031

     CASH, BEGINNING OF PERIOD                       34,031         -0-
                                                  ---------   ---------

     CASH, END OF PERIOD                          $   6,573   $  34,031
                                                  =========   =========

                                                            (Continued)

     BEXY COMMUNICATIONS, INC.


     STATEMENTS OF CASH FLOWS
     FOR THE TWO YEARS ENDED AUGUST 31, 1994 (CONTINUED)
     ------------------------------------------------------------------------

                                                            1994          1993
                                                            ----          ----


     SUPPLEMENTAL DISCLOSURE OF CASH FLOW
       INFORMATION:
     Cash paid for interest                                $  -0-       $  -0-
     Cash paid for income taxes                            $  800       $  -0-


     SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION:

     During the year ended August 31, 1994, the Company issued a note payable amounting to $185,000 and common stock amounting to $90,000 for the acquisition of a program series entitled "Feelin' Great" (see Notes 2 and 3).

     During the year ended August 31, 1994, the Company issued shares of common stock in exchange for notes receivable totalling $133,000.

     During the year ended August 31, 1993, $342,002 of related party debt and accrued interest were converted to contributed capital.

     During the three years ended August 31, 1993, a former officer/director of the Company made repayments of principal and interest on the note payable to the bank and paid certain state income taxes due in the prior years. The amounts paid (approximately $19,000) have been offset against the amounts due from former officers.



     See accompanying notes to financial statements.

     BEXY COMMUNICATIONS, INC.


     NOTES TO FINANCIAL STATEMENTS
     ------------------------------------------------------------------------

     1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          GENERAL INFORMATION - Bexy Communications, Inc. (the "Company") was incorporated under the laws of the State of Delaware. The Company is engaged in the production and distribution of television programming, focusing on health information for the general public through print and electronic media that entertains as well as informs.

          Effective July 18, 1994, the Company approved a one-for-six reverse split of its outstanding common stock.

          GOING CONCERN - The Company experienced significant operating losses for the fiscal year ended August 31, 1994. The financial statements have been prepared assuming the Company will continue to operate as a going concern which contemplates the realization of assets and the settlement of liabilities in the normal course of business. No adjustment has been made to the recorded amount of assets or the recorded amount or classification of liabilities which would be required if the Company were unable to continue its operations. As discussed in Note 7, management has developed an operating plan which they believe will generate sufficient cash to meet its obligations in the normal course of business.

          UNCLASSIFIED BALANCE SHEET - In accordance with the provisions of SFAS No. 53, the Company has elected to present an unclassified balance sheet.

          CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company routinely assesses the financial strength of its customers. The Company normally does not require collateral to support customer receivables. At August 31, 1994, the Company had one customer which accounted for approximately 86% of trade accounts receivable.

          FURNITURE AND FIXTURES - Furniture and fixtures are recorded at cost and depreciated over an estimated useful life of 3 years using the straight-line method.

          OTHER ASSETS - Other assets consist primarily of a 50% interest in the pilot program for the "Victims" television series.

          LICENSE AGREEMENTS - Revenue from television licensing agreements and the related film costs are recognized upon the execution of a licensing agreement, provided certain conditions have been met, including availability of the film for broadcast.

          INCOME TAXES - Effective September 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards 109 ("SFAS 109"). The adoption of SFAS 109 changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities. The cumulative effect of the initial adoption on prior years' retained earnings was not significant. Additionally, the effect of the adoption of SFAS 109 for fiscal 1994 was not significant.

          The Company has net operating loss carryforwards of approximately $339,000 and $177,000 available to offset future Federal and California taxable income, respectively. Such loss carryforwards expire starting in 2006 through 2008.

          PER SHARE INFORMATION - Net loss per share for the years presented is computed on the basis of the weighted average common shares outstanding. The number of shares used in the computation was 1,256,444 for the year ended August 31, 1994 and 1,194,055 for the year ended August 31, 1993.

     2.   PROGRAM INVENTORY

          Program inventory is stated at the lower of cost or estimated net realizable value, determined on a film-by-film basis. Film costs include production, print and pre-release costs. These costs are amortized in the ratio of the current year's gross revenue to management's estimate of remaining gross revenues from all sources on an individual film basis.

          At August 31, 1994, the program inventory consisted of the following:

          "Heartstoppers...Horror At The Movies"
          A two-hour television program hosted by
          George Hamilton                                                         $ 416,636

          "Christmas at the Movies" - A one-hour
          television program hosted by Gene Kelly                                   106,000

          "It's A Wonderful Life - A Personal
          Remembrance" hosted by Frank Capra, Jr.                                    41,786

          "Feelin' Great" - 26 one-half hour
          episodes promoting a healthy lifestyle                                    275,000
                                                                                  ---------

          Total                                                                     839,422
          Less:  accumulated amortization                                          (269,922)
                                                                                  ---------

          Program Inventory, Net                                                  $ 569,500
                                                                                  =========

     3.   NOTE PAYABLE

          In connection with the acquisition of a program series entitled "Feelin' Great", the Company issued a note payable to Hammond Productions in the amount of $185,000. The note bears no interest, is secured by the existing 26 episodes of the series and scheduled maturities of the note are as follows for the years ending August 31:

          1995                                                                     $ 85,000
          1996                                                                       50,000
          1997                                                                       50,000
                                                                                    -------

                                                                                   $185,000
                                                                                   ========

     4.   NOTE PAYABLE TO RELATED PARTY

          Through August 31, 1994, a Trust controlled by Buddy Young, an officer, director and majority shareholder of the Company, advanced funds to the Company for operating expenses and film productions. The advanced funds accrue interest at a rate of 8% per annum. The balance of the note, $128,000, is due June 30, 1995 and is collateralized by the program inventory.

     5.   STOCK OPTION PLANS

          In November 1993, the Company adopted a nonqualified stock option plan that covers certain key employees, consultants and directors as determined by the Board. The aggregate number of shares of common stock that may be issued pursuant to options under the plan will not exceed 416,666. Price and terms are determined at the discretion of the Board.

          On November 11, 1993, the Board of Directors granted options to the President and principal shareholder. Options to acquire 58,333 shares of the Company's common stock were granted at an exercise price of $.60 per share. All of the shares are currently exercisable and expire on November 11, 2003.

     6.   COMMITMENTS AND CONTINGENCIES

          The Company leases its primary office space on a month-to-month basis at a rate of $500 per month. The Company has also entered into a two year lease agreement for other office space expiring February 1996. Monthly rent on such lease is $2,080. As this space is currently not being utilized, the Company has sublet the space commencing on September 1, 1994 and terminating August 31, 1995 for a monthly rental amount of $2,080. Total rent expense for all operating leases for the years ended August 31, 1994 and 1993 was $22,945 and $14,769, respectively.

          In connection with the acquisition of a television series entitled "Feelin' Great", the Company will pay to Hammond Productions three percent of the gross revenues derived from the distribution of the existing twenty-six episodes.

     7.   MANAGEMENT PLANS

          In fiscal 1994, the Company generated net negative cash flows from operating and investing activities of $100,765. Management expects that the forecasted higher sales and cash flow from operations will be adequate to finance the 1995 cash flow requirements. If the Company does not achieve the forecasted higher sales, the Company may have difficulty in continuing as a going concern. Management has developed alternative plans which include but are not limited to, merging with another company and obtaining additional financing sources.

===============================================================================
       NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING AND SALE OF THE COMMON STOCK OFFERED HEREBY, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND ANY SUCH INFORMATION OR REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                __________


             TABLE OF CONTENTS

                                          PAGE
                                          ----

Summary..................................   2
Risk Factors.............................   4
The Company..............................   8
Use of Proceeds..........................   9
Capitalization...........................   9
Market Price and Dividend Information....   9
Selected Financial Data..................  11
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations............................  11
Business and Properties..................  13
Management...............................  24
Description of Capital Stock.............  27
Selling Stockholders.....................  30
Principal Stockholders...................  32
Plan of Distribution.....................  32
Legal Matters............................  33
Experts..................................  33
Available Information....................  34



          2,844,211 SHARES


       CHENIERE ENERGY, INC.


            COMMON STOCK
     (PAR VALUE $.003 PER SHARE)

                                    PART II

                     Information Not Required in Prospectus


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The Common Stock to be registered is to be offered for the account of the Common Stockholders. The estimated expenses of this offering, to be fully paid by the Company unless otherwise noted, in connection with the issuance and distribution of the securities being registered are as follows:

     Accounting Fees and Expenses............................... $ 10,000.00
     Legal Fees and Expenses.................................... $150,000.00
     Securities and Exchange Commission Filing Fee.............. $  3,127.00
     Miscellaneous Expenses..................................... $ 10,000.00
       Total.................................................... $173,127.00



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Amended and Restated Certificate of Incorporation of the Company (the "Company's Charter") eliminates the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102 of the Delaware General Corporation Law, as the same may be amended from time to time (the "DGCL"). Specifically, under Section 102(b)(7) of the DGCL, directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or
(iv) for any transaction from which the director derived an improper personal benefit.


     The Company's Charter also provides that the Company shall indemnify all persons whom it may indemnify under Section 145 of the DGCL to the fullest extent permitted by such Section. Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and
(b) of Section 145, or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided by, or granted pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to his official capacity and as to action in another capacity while holding such office; that indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person; and that the corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under such Section 145.

     Article IX of the Company's Bylaws contains detailed indemnification rights for the Company's directors, other employees and other agents. The Bylaws provide for indemnification in accordance with the provisions of Section 145 of the DGCL.

     The inclusion of the indemnification provisions in the Company's Charter and Bylaws may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In May and June 1996, Cheniere Operating issued 200 shares of its common stock (which were exchanged for 2,000,000 shares of the Common Stock following the Reorganization) to a group of "accredited investors" (as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act")) pursuant to Rule 506 of Regulation D promulgated under the Securities Act ("Regulation D"). Cheniere Operating received net proceeds of $2,883,000, net of offering costs, on cash sales of $3,000,000.

     In June 1996, Cheniere Operating issued 11 short term unsecured promissory notes with an initial interest rate of 8% and an aggregate face value of $425,000 to a group of "accredited investors" (as defined in Rule 501(a) promulgated under the Securities Act) for $425,000 in cash pursuant to Section 4(2) of the Securities Act. Subsequently, the Company agreed to issue 105,000 shares of the Common Stock to the holders of Notes in the aggregate principal amount of $210,000 in exchange for such Notes. In addition, prior to the maturity of the Notes, an individual Noteholder (the "Remaining Noteholder") purchased several outstanding Notes following which such Noteholder held Notes in the aggregate principal amount of $215,000. Cheniere Operating has issued a new promissory note to the Remaining Noteholder with an interest rate of 13% per annum in exchange for the Notes held by him.

     In July 1996, Cheniere issued 50,000 shares of Common Stock to an "accredited investor" (as defined in Rule 501(a) promulgated under the Securities Act) for $100,000 in cash pursuant to Rule 506 of Regulation D.

     In July and August 1996, Cheniere issued 508,400 shares of Common Stock to a group of investors pursuant to Regulation S promulgated under the Securities Act. Cheniere received net proceeds of $915,000 on cash sales of $1,016,800 less placement fees of $101,800 paid to Pinnacle Group, Ltd. and Ostis Ventures, Ltd. as placement agents.

    In late August 1996, the Company raised $1,000,000 from the sale of 100,000 units, each consisting of five shares of the Common Stock and a warrant to purchase one share of the Common Stock, pursuant to Regulation S.

    In September 1996, Cheniere issued 130,250 shares of stock to "accredited investors" (as defined in Rule 501(a) promulgated under the Securities Act) for an aggregate price of $260,500 in cash pursuant to Rule 506 of Regulation
D.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A.   Exhibits

     3.1 Amended and Restated Certificate of Incorporation of Cheniere Energy, Inc. ("Cheniere")/*/
     3.2    By-laws of Cheniere/*/
     4.1    Specimen Common Stock Certificate of Cheniere/*/
     5.1    Opinion of Dewey Ballantine/*/
     10.1   Exploration Agreement between FX Energy, Inc. (now known as
            Cheniere Energy Operating Co., Inc. ("Cheniere Operating")) and Zydeco Exploration, Inc./*/
     10.2 First Amendment to the Exploration Agreement between FX Energy, Inc. (now known as Cheniere Operating) and Zydeco Exploration, Inc./*/
     10.3 Second Amendment to the Exploration Agreement between FX Energy, Inc. (now known as Cheniere Operating) and Zydeco Exploration, Inc./*/
     10.4 Form of Noteholders' Agreement ("Noteholders Agreement") between Cheniere Operating and the holders of promissory notes in the aggregate principal amount of $425,000.00/*/
     10.5 Form of Warrant Agreement governing warrants of Cheniere issued in exchange for warrants of Cheniere Operating (which were issued pursuant to the Noteholders Agreement)/*/
     10.6 Asset Transfer, Assignment and Assumption Agreement between Bexy Communications, Inc. and Mar Ventures Inc./*/
     10.7 Indemnification Agreement among Buddy Young, Cheniere, Cheniere Energy Operating Co., Inc. and the Stockholders of Cheniere Energy Operating Co., Inc. named therein/*/
     10.8 Form of Warrant Agreement between Cheniere and each of C.M. Blair, W.M. Foster & Co., Inc. and Redliw Corp./*/
     10.9   Consulting Agreement between Cheniere and Buddy Young/*/
     10.10  Letter Agreement between Cheniere and Buddy Young regarding reverse splits of the Common Stock/*/
     21.1   Subsidiaries of Cheniere/*/
     23.1   Consent of Dewey Ballantine (included in Exhibit 5.1)/*/
     23.2   Consent of Merdinger, Fruchter, Rosen & Corso, P.C./*/
     23.3   Consent of Farber & Hass/*/
     23.4 Consent of Merdinger, Fruchter, Rosen & Corso, P.C. to inclusion of financial statements for the fiscal year ended as of
            August 31, 1996.
     24.1   Powers of Attorney included on signature page./*/
----------------
     * Filed previously.


B.   Financial Statement Schedules

     None

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 1st day of October, 1996.

                                 CHENIERE ENERGY, INC.

                                 By:  /s/ William D. Forster
                                     ----------------------------------------
                                     William D. Forster, President, Chief
                                       Executive Officer and Director




          Pursuant to the requirements of the Securities Act of 1933, this registration statement of which this prospectus is a part has been signed below by the following persons in the capacities indicated and on the 1st day of October, 1996.


Signature                                                       Title
---------                                                       -----
/s/ William D. Forster                                           President, Chief Executive Officer and Director
---------------------------------------------------------------  (Principal Executive Officer)
William D. Forster


/s/ *                                                            Vice-Chairman and Director
---------------------------------------------------------------
Walter L. Williams


/s/ *                                                            Chief Financial Officer and Treasurer
---------------------------------------------------------------
Keith F. Carney


/s/ *                                                            Secretary and Director
---------------------------------------------------------------
Charif Souki


/s/ *                                                            Director
---------------------------------------------------------------
Efrem Zimbalist III

*By: /s/  William D. Forster
    -----------------------------------------------------------
    Willam D. Forster
    Attorney-in-Fact


                                 EXHIBIT INDEX


   Exhibit
     No.                          Description
   -------                        -----------

     3.1 Amended and Restated Certificate of Incorporation of Cheniere Energy, Inc. ("Cheniere")/*/
     3.2    By-laws of Cheniere/*/
     4.1    Specimen Common Stock Certificate of Cheniere/*/
     5.1    Opinion of Dewey Ballantine/*/
     10.1   Exploration Agreement between FX Energy, Inc. (now known as
            Cheniere Energy Operating Co., Inc. ("Cheniere Operating")) and Zydeco Exploration, Inc./*/
     10.2 First Amendment to the Exploration Agreement between FX Energy, Inc. (now known as Cheniere Operating) and Zydeco Exploration, Inc./*/
     10.3 Second Amendment to the Exploration Agreement between FX Energy, Inc. (now known as Cheniere Operating) and Zydeco Exploration, Inc./*/
     10.4 Form of Noteholders' Agreement ("Noteholders Agreement") between Cheniere Operating and the holders of promissory notes in the aggregate principal amount of $425,000.00/*/
     10.5 Form of Warrant Agreement governing warrants of Cheniere issued in exchange for warrants of Cheniere Operating (which were issued pursuant to the Noteholders Agreement)/*/
     10.6 Asset Transfer, Assignment and Assumption Agreement between Bexy Communications, Inc. and Mar Ventures Inc./*/
     10.7 Indemnification Agreement among Buddy Young, Cheniere, Cheniere Energy Operating Co., Inc. and the Stockholders of Cheniere Energy Operating Co., Inc. named therein/*/
     10.8 Form of Warrant Agreement between Cheniere and each of C.M. Blair, W.M. Foster & Co., Inc. and Redliw Corp./*/
     10.9   Consulting Agreement between Cheniere and Buddy Young/*/
     10.10  Letter Agreement between Cheniere and Buddy Young regarding reverse splits of the Common Stock/*/
     21.1   Subsidiaries of Cheniere/*/
     23.1   Consent of Dewey Ballantine (included in Exhibit 5.1)/*/
     23.2   Consent of Merdinger, Fruchter, Rosen & Corso, P.C./*/
     23.3   Consent of Farber & Hass/*/
     23.4 Consent of Merdinger, Fruchter, Rosen & Corso, P.C. to inclusion of financial statements for the fiscal year ended as of
            August 31, 1996.
     24.1   Powers of Attorney included on signature page./*/
----------------
     * Filed previously.